Exhibit 99.1

MINERAL RESOURCE ESTIMATE

MINERA JUANICIPIO, S.A. de C.V.

ZACATECAS, MEXICO

November 11, 2011 Toronto, Canada	Henrik Thalenhorst Strathcona Mineral Services Limited

Minera Juanicipio project area from the southeast.  Saucito shaft to the left, Jarillas shaft in the centre, and Jarillas concentrator in flat area to the southeast of the higher ground hosting the Juanicipio silver-lead-zinc vein structures.

Strathcona Mineral Services Limited

Table of Contents

1.	SUMMARY	1
2.	INTRODUCTION	5
3.	RELIANCE ON OTHER EXPERTS	8
4.	PROPERTY LOCATION AND DESCRIPTION	9
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	12
6.	PROJECT HISTORY	13
	6.1. Exploration History	13
	6.2. History of Juanicipio Joint Venture Resource Estimates	15
7.	GEOLOGY AND MINERALIZATION	18
	7.1. General Remarks	18
	7.2. Geological Setting and Metallogenesis	18
	7.3. Vein Mineralization of the Fresnillo District	21
	7.4. Vein Mineralogy	25
8.	DEPOSIT TYPE	26
9.	EXPLORATION	27
10.	DRILLING AND SAMPLING	28
	10.1. General	28
	10.2. Core Sampling	28
	10.3. Core Recovery	29
11.	SAMPLE PREPARATION, ANAYLYSES AND SECURITY	29
12.	DATA VERIFICATION	30
	12.1. Assay Quality Control	30
	12.1.1.Blanks	30
	12.1.2.Standard Reference Materials	31
	12.1.3.Check Assay Results	31
	12.1.4.Conclusions and Recommendations	32
	12.2. Bulk Density Data	33
	12.3. Database Integrity	33
13.	MINERAL PROCESSING AND METALLURGICAL TESTING	34

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Table of Contents

14.	MINERAL RESOURCE ESTIMATION	36
	14.1. General	36
	14.2. Data Available	36
	14.3. Geological Framework	37
	14.3.1.Geological Interpretation	37
	14.3.2.Wire framing	44
	14.4. Assay Statistics, Domaining and Choice of Capping Values	45
	14.4.1.Current Resource Estimate	45
	14.4.2.Comparison with Fresnillo and RPA June 2011 Capping Effects	53
	14.5. Compositing	54
	14.6. Bulk Density	56
	14.7. Variography	57
	14.8. Block Model	58
	14.9. Grade Interpolation	60
	14.9.1.Composite Utilization	60
	14.9.2.Search Ellipsoids and Search Distances	61
	14.9.3.Grade Interpolation	62
	14.9.4.Bulk Density Interpolation	62
	14.10. Resource Classification	63
	14.11. Resource Estimation Results	65
	14.11.1.Cut-Off Grade and Reporting Boundaries	65
	14.11.2.Presentation of Resource Estimate	67
	14.11.3.Grade-Tonnage Information	74
	14.11.4.Block Model Verification	75
	14.11.5.Comparison with Fresnillo June 2011 and RPA June 2011 Estimates	78
15.	ADJACENT PROPERTIES	80
16.	OTHER RELEVANT DATA AND INFORMATION	81
17.	INTERPRETATION AND CONCLUSIONS	82
18.	SUMMARY OF RECOMMENDATIONS	83
19.	REFERENCES	85
20.	DATE AND SIGNATURE PAGE	89
21.	CERTIFICATE OF HENRIK THALENHORST	90
APPENDIX		91

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List of Figures
Page

Figure 1	Resource Estimation Team at Work	7
Figure 2	Location Map	10
Figure 3	Juanicipio 1 Concession and Surface Rights	11
Figure 4	Cerro Proaño from the Saucito Mine Area	13
Figure 5	Veins and Mining Areas of the Fresnillo Mining District	14
Figure 6	Tectonic Setting of the Mesa Central	19
Figure 7	Schematic Cross Section, Fresnillo District	21
Figure 8	Sample of the Jarillas Vein	23
Figure 9	Drill-Hole RE, Valdecanas Vein	24
Figure 10	Epithermal Vein Model as Adapted to the Fresnillo District	26
Figure 11	Selected Blank Results	30
Figure 12	QQ Plots of Check Assay Results for Silver	32
Figure 13	1750 and 1650-metre Level Plans	39
Figure 14	Geological Cross Section Valdecañas and Desprendido Veins, Line 675 W	40
Figure 15	Geological Cross Section Valdecañas and Desprendido Veins, Line 500 W	41
Figure 16	Geological Cross Section Valdecañas and Desprendido Veins, Line 200 E	42
Figure 17	Geological Cross Section Juanicipio Vein, Line 18	43
Figure 18	Log-Probability Plot for Zn, Valdecañas Vein	46
Figure 19	Valdecañas Vein, High-Grade and Low-Grade Vein Composites for Zinc	47
Figure 20	Valdecañas Vein, Low-Grade and High-Grade Domains for Silver	48
Figure 21	Valdecañas Vein, Low-Grade and High-Grade Domains for Lead	48
Figure 22	Valdecañas Vein, Low-Grade and High-Grade Domains for Zinc	49
Figure 23	Valdecañas Vein, Gold-Grade Distribution of Vein Composites	50
Figure 24	Statistical Plots for Silver Vein Assays, High-Grade Domain, Valdecañas Vein	51
Figure 25	Core Density Measurements vs. Pb + Zn + Fe Concentrations	56
Figure 26	Down-Hole Silver Variograms for the Valdecañas and Desprendido Veins	57
Figure 27	Silver Variograms - High-Grade and Low-Grade Domains, Valdecañas Vein	58
Figure 28	Block Model Extent	59
Figure 29	Effect of the Choice of MAXKEY on the Silver Grade Estimate, Valdecañas Vein	60
Figure 30	Number of Vein Composites Used for Grade Interpolation, Valdecañas Vein	64
Figure 31	Number of Vein Composites Used for Grade Interpolation, Desprendido Vein	64
Figure 32	Valdecañas Vein Composite & Block Model Silver Grades	65
Figure 33	Desprendido Vein Composite & Block Model Silver Grades	66
Figure 34	Juanicipio Vein Composite & Block Model Silver Grades	66
Figure 35	1750-Metre Level, Block Model Silver Grades, All Veins	68
Figure 36	1650-Metre Level, Block Model Silver Grades, All Veins	69

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List of Figures
Page

Figure 37	Block Model Cross Section Valdecañas and Desprendido Veins, Line 675 W	70
Figure 38	Block Model Cross Section Valdecañas and Desprendido Veins, Line 500 W	71
Figure 39	Block Model Cross Section Valdecañas Vein, Line 200 E	72
Figure 40	Block Model Cross Section Juanicipio Vein, Line 18	72
Figure 41	Grade-Tonnage Curves, Valdecañas and Desprendido Veins	74
Figure 42	Jarillas Shaft and Flotation Plant from the Minera Juanicipio Property	81

List of Tables
    Page
Table 1	Estimate of Mineral Resources for the Juanicipio Project as of June 2011	4
Table 2	Wardrop Estimate of "Mineable Resources", Valdecañas Vein - 2008	16
Table 3	Resource Estimates Valdecañas Vein, Year-End 2010	17
Table 4	Summary of Drill Holes Completed on Juanicipio 1 Concession	28
Table 5	Core Recovery of Vein Intercepts Used for Resource Estimation	29
Table 6	Standard Reference Materials Used for the Juanicipio Joint Venture	31
Table 7	Check Assay Results (577 Samples)	32
Table 8	Summary of Open-Cycle Flotation Testwork	35
Table 9	Metallurgical Performance for 2010 Reported by Fresnillo plc	35
Table 10	Data Available for Resource Estimation December 2010 and June 2011	36
Table 11	Drill-Hole Utilization Differences for the Juanicipio Vein	37
Table 12	Summary of Vein Expansions	44
Table 13	Summary of Sample-Length Statistics	45
Table 14	Low-Grade and High-Grade Populations, Valdecañas Vein	46
Table 15	Original Vein Assays, Capping Levels and Capped Assay Statistics	52
Table 16	Comparison of the Effects of Capping, June 2011 Estimates	53
Table 17	Statistics of Capped Vein Assays and Composites	55
Table 18	Density Statistics by Vein and by Domain	56
Table 19	Block Model Dimensions and Statistics	58
Table 20	Wireframe and Block Model Volumes	59
Table 21	Search Ellipsoid Axes Directions and Radii	62
Table 22	Results of Different Density Interpolation Algorithms	63
Table 23	Estimate of Mineral Resources for Minera Juanicipio - June 2011	67
Table 24	Statistics of Final Vein Composites and Blocks	76
Table 25	Metal Content for NN and ID3 Interpolation Methods	77
Table 26	Comparison of Strathcona, Fresnillo and RPA Resource Estimates	79

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1.	SUMMARY

Minera Juanicipio, S.A. de C.V. has requested Strathcona Mineral Services Limited to prepare an independent estimate of the mineral resources for the Juanicipio property in the Fresnillo mining district, Zacatecas, Mexico. Minera Juanicipio is a company formed as the result of a joint venture between Industrias Peñoles, S.A.B. de C.V. and MAG Silver Corp. in 2004. Subsequently most of the silver interests of Industrias Peñoles, including Minera Juanicipio, were transferred to a wholly-owned subsidiary, Fresnillo plc. In May 2008 Fresnillo was listed on the London Stock Exchange, with Industrias Peñoles retaining a 77% interest following an initial public offering of Fresnillo shares.

Fresnillo plc has a 56% interest in Minera Juanicipio, S.A. de C.V. and is the operator of the joint venture, with MAG Silver Corp. holding the remaining 44% of Minera Juanicipio.  A Technical Committee has been established by Minera Juanicipio, comprised of representatives of Fresnillo plc and MAG Silver Corp., and has been responsible for the engagement of Strathcona to undertake the independent assessment of the mineral resources of the Juanicipio property.

The Juanicipio property is located in the Fresnillo mining district in the central part of the state of Zacatecas, Mexico. It consists of a single mining concession of 7679 hectares and is classed as an exploitation concession with an expiry date of December 2055.  Surface rights to the northern part of the concession, where mineral resources have been identified, have been acquired by Minera Juanicipio.

Vein-hosted silver-gold-lead-zinc mineralization on the Juanicipio property had initially been intersected by surface drilling in 2003 by MAG Silver Corp. Ore-grade mineralization of the Valdecañas vein was first intersected by Minera Juanicipio in 2005, with Peñoles then the operator responsible for the ongoing exploration programs. The Valdecañas vein currently hosts the majority of the mineral resources on the Minera Juanicipio property.

Surface drilling has been nearly continuous on the Juanicipio property since 2003, and a first resource estimate was published in April 2008. Since then periodic resource estimate updates have been prepared by Fresnillo (audited by SRK Consulting Engineers), and independently on behalf of MAG Silver by Scott Wilson Roscoe Postle Associates Inc. The resource estimates for the year-end 2010 prepared for Fresnillo and MAG Silver resulted in a difference in silver grade which has been the subject of a technical debate involving further outside consultants.

Silver-gold-lead-zinc mineralization on the Juanicipio property is found in veins typical of the Fresnillo mining district. The mineralization is of the epithermal type and was deposited during volcanic activity in the Mid-Tertiary period over a prolonged time interval. Multiple phases of vein filling occurred and five main phases have been identified. Each younger mineralizing pulse cuts through and disturbs or re-distributes the vein material that had been deposited during the earlier pulses. The veins typically top out some 250 to 500 metres below the present surface, depending on the present-day topography, and have a vertical extent of economic ore for several hundred metres. The main direction of continuity for the veins is along strike, with some of the major veins in the district reaching lengths of many kilometres.

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To date, three veins have been identified on the Juanicipio property:

•
The Valdecañas vein is the largest vein extending for a distance of up to 1500 metres on the Juanicipio property and continuing on to claims held by Fresnillo. Its economic top is at a depth of 300 to 400 metres at an absolute elevation of approximately 1900 metres, and drilling has explored the vein down to elevation 1500 metres. This vein has excellent physical and grade continuity, similar to the major veins of the district. Its natural (undiluted) true width ranges from 0.4 to 18.5 metres, and its average true width is more than four metres. The Valdecañas vein hosts the majority of the mineral resources on the Juanicipio property and is the only vein with indicated resources;

•
The Desprendido vein is a split off the Valdecañas vein in the footwall. Its horizontal extent is limited to the western part of the property, with reasonable physical and grade continuity evident over a distance of approximately 500 metres and extends westwards onto claims held by Fresnillo. To the east, the vein appears to die out and while a few scattered intersections in this area have been tentatively identified as the Desprendido vein, there is no proof for this interpretation. A moderate tonnage of inferred resources has been estimated for the Desprendido vein, which attains an average width of less than four metres;

•
The Juanicipio vein, in which the 2003 discovery hole is located, is approximately 1200 metres to the south of the Valdecañas and Desprendido veins. It is narrow with an average width of less than one metre and has been traced by drilling for a distance of more than 1000 metres. However, ore-grade mineralization is confined to a shoot in the eastern part, and the remainder of the intersections are of low-grade character. A small tonnage of inferred resources has been assigned to the Juanicipio vein;

A new mineralized structure, identified as the Las Venadas vein, has recently been intersected in three initial surface drill holes and is located about half-way between the Valdecañas and Juanicipio veins. Additional drilling to determine lateral extent and continuity is ongoing.

Henrik Thalenhorst of Strathcona undertook the independent resource estimate for Minera Juanicipio over a period of three weeks in the second half of August 2011 working on site in close cooperation with the Fresnillo staff, who had been involved with the exploration drilling program and the geological modelling and in particular Leopoldo Gonzalez, and with the MAG Silver staff, including Peter Megaw, who was responsible for the early exploration success on the Juanicipio property, and Lyle Hansen who was familiar with recent resource modelling on behalf of MAG Silver.

The August 2011 resource estimation process included a thorough review of the geological interpretation, particularly of the Valdecañas and Desprendido veins in the western part of the property, which resulted in a certain amount of change to the previous interpretation of the two veins in this part of the property. We were further able to sub-divide the Valdecañas vein into low-grade and high-grade domains for silver, lead and zinc with assay statistics and capping of high outlier assay values undertaken separately for each domain. Domaining proved elusive for the gold assay population of the Valdecañas vein and for any element in the Juanicipio and Desprendido veins.

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A review of the assay quality-control data has shown that certain improvements are possible, including the choice of a true field blank and a wider range of silver grades for the standard reference materials. The results of check assaying have left an unresolved discrepancy for silver assays above 2000 grams per tonne (g/t) for two of the laboratories involved. The existing bulk density data for the core samples, because of the method of determination, are biased high to a small extent. Since the bulk density data were used for our resource estimate, the resource tonnage is also biased high by a very small proportion.

We have limited the distance from a peripheral drill hole for resource reporting to 25 metres at the upper end of the vein structures, and to 50 metres along strike and down-dip. The upper 25-metre limitation was chosen because in the absence of drill-hole information, it is not known when the vein will become low-grade. We also introduced a minimum true width requirement of two metres which had an effect on the grade estimate for the Juanicipio vein and, to a lesser extent, for the Desprendido vein. For the Desprendido vein, a number of intercepts were included in the vein wireframe that had no actual vein material but that bridged the gap in the eastern part of the vein between the individual, scattered vein intersections tentatively assigned to this vein.

Resource classification is based on the number of drill holes that provided information for the grade assignment to a block. While there are only inferred resources for the Desprendido and Juanicipio veins, 74% of the tonnage of the Valdecañas vein has been placed in the indicated class.

Using exploration data available as of June 2011, and using the property boundary to limit resource reporting, Table 1 presents the Strathcona estimate for the mineral resources of the Juanicipio project, by vein and by classification.

The resource estimates are reported at a cut-off grade of 100 g/t silver, which is a physical cut-off grade that is not influenced by changes in economic factors such as metal prices and operating costs. Silver is the most important metal for Minera Juanicipio, and the cut-off grade chosen (including an allowance for 80% recovery) approximates the ore value required to cover the operating costs of approximately $50 per tonne. Reporting of the tonnage and grades in the table above is to the nearest significant digit the accuracy of the estimate will allow.

Previous resource estimates, which were reported at 200 g/t silver-equivalent (Fresnillo) or a net-smelter-return value of $50 per tonne (Scott Wilson), cannot be directly compared with each other or with this estimate.

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Table 1	Estimate of Mineral Resources for the Juanicipio Project as of June 2011
Cut-off Grade = 100 g/t Ag
Classification	Tonnes (millions)	Silver (g/t)	Silver (million ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	2.0	459	30	2.0	1.6	3.1
Desprendido Vein
Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein
Inferred	0.5	638	10	0.8	0.9	1.7
Totals
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	4.3	513	71	1.4	1.6	3.0

Mineral resources do not have demonstrated economic viability. Additionally, it cannot be assumed that inferred mineral resources will be upgraded to a higher mineral resource category.

Parallel resource estimates, using essentially the same data, have been prepared by both Fresnillo (internally) and MAG Silver (contracted to Roscoe Postle Associates Inc. - RPA). Notwithstanding the different geological interpretation for parts of the Valdecañas-Desprendido vein system, the three estimates are generally similar, except for a higher silver grade for the indicated resources by RPA which remains unexplained. Differences for the Juanicipio vein estimates can be attributed to the inadvertent use of different drill-hole data by RPA.

Exploration on the Juanicipio property has identified a significant tonnage of silver-lead-zinc mineralization with excellent silver grade and good mining width in the Valdecañas vein, which is similar in character to the larger of the many veins in the Fresnillo District. The next technical study should investigate to what extent the development and exploitation of this resource can benefit from synergies with the existing nearby mining and milling infrastructure of Fresnillo for the benefit of both shareholders in Minera Juanicipio, and for the benefit of an accelerated development schedule.

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Strathcona Mineral Services Limited

2.	INTRODUCTION

The Juanicipio Joint Venture between Industrias Peñoles S.A.B. de C.V. (Peñoles) and MAG Silver Corp. (MAG Silver) was formed in April 2005 following the discovery of significant silver vein mineralization by MAG Silver in 2003 on the Juanicipio property. Peñoles was appointed operator of the joint venture and during 2007 completed the earn-in to hold a 56% interest in the property. In 2008, Peñoles assigned its precious metals assets to a wholly-owned subsidiary, Fresnillo plc (Fresnillo). The joint venture was incorporated as a Mexican company, Minera Juanicipio, S.A. de C.V. (Minera Juanicipio), in December 2007, with ownership held 56% by Peñoles (now Fresnillo), 44% by MAG Silver, with Fresnillo as the operator of the project.

Exploration on the Juanicipio property has been nearly continuous since 2003, with the main activity being surface diamond drilling on the principal target of the Valdecañas vein. This vein is similar in many respects to other veins in the Fresnillo mining district and is characterized by good physical and grade continuity. An inaugural estimate of mineral resources for the Valdecañas vein using data available at year-end 2007 was prepared by Peñoles staff, audited by SRK Consulting Engineers (SRK-UK) and made public by Fresnillo as part of their initial public offering in April 2008 on the London Stock Exchange.

As additional drill results became available expanding the vein mineralization, the resource estimates for the joint venture property were updated from time to time, with Fresnillo preparing semi-annual estimates (always audited by SRK) and MAG Silver having independent estimates prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson) starting in 2009. In the early part of 2011, two resource estimates were again prepared based on the data available at the end of 2010 and in January of 2011, respectively, by Fresnillo/SRK and by Scott Wilson (on behalf of MAG Silver). There was a difference in the estimated silver grade between the two resource estimates.

In June 2011, the board of directors of Minera Juanicipio decided to have an independent estimate of the mineral resources of the joint venture property compiled using exploration data available as of June, 2011. This resource estimate would provide input into a study by AMC Mining Consultants (Canada) Ltd. ("AMC") for the development of a stand-alone underground silver mine on the Valdecañas vein. Preparation of the report by AMC was to be held in abeyance until the independent resource estimate had been completed. A parallel Fresnillo resource estimate using the June 2011 data (the Fresnillo June 2011 estimate) had already been prepared, and Roscoe Postle Associates (RPA, successor company to Scott Wilson) were in the process of undertaking a resource estimate on behalf of MAG Silver, using the same data (the RPA June 2011 estimate).

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Strathcona Mineral Services Limited

In late July 2011, Manuel Luévanos, General Manager of Minera Juanicipio advised that Strathcona Mineral Services Limited (Strathcona) had been selected as the independent consultant to undertake the Juanicipio resource estimate. Graham Farquharson and Henrik Thalenhorst of Strathcona arrived in Zacatecas on August 15 to commence the assignment.

Initially, discussions were held with several members of the staff of Fresnillo and MAG Silver present, led by David Giles of Fresnillo and Peter Megaw of MAG Silver, during which the history of exploration to date on the Juanicipio property and the current interpretation and understanding of the geology was summarized.  This was followed by a visit to the nearby Jarillas and Saucito mining operations which was very helpful in providing a good reference as to what might be expected when mining the Valdecañas vein.

Drill core from the Juanicipio property was then reviewed in detail for two days with the Fresnillo and MAG Silver staff.  Following the departure of Graham Farquharson on August 19, Henrik Thalenhorst stayed in Zacatecas to complete the assignment, returning to Toronto on September 2.

The arrangement with Strathcona was that staff of Fresnillo, working under the direction of Henrik Thalenhorst, would do the actual computer work with staff from MAG Silver also present. The resulting team is shown at work in Figure 1. Jonathan Franco (Fresnillo) undertook the wireframing using LEAPFROG, Leopoldo González (Fresnillo) prepared the assay statistics, variography and carried out the block modelling using Datamine Studio 3 software, and Sadot Gómez (Fresnillo) was present part-time as an observer. MAG Silver was represented by Lyle Hansen, who used the GEMS software to undertake special tasks including the evaluation of the vein composite utilization discussed in Section 14.9.1, and to scrutinize some of the outcomes of the Leapfrog and Datamine interpretations. Gabriel Arredondo, who had been involved in the early exploration work on the Juanicipio property, served as another observer on behalf of MAG Silver. Not shown in Figure 1 are Fresnillo geologists Cruz Muñoz and Alvaro Marquez who helped with some of the data such as core-loss information and iron assays, and provided the geological sections and level plans incorporated into this report.

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Figure 1                 Resource Estimation Team at Work

From left to right: Sadot A. Gómez (Regional Exploration Manager, Fresnillo), Gabriel Arredondo of Minera Cascabel S.A. de C.V. (on behalf of MAG Silver), Jonathan Franco of Fresnillo, Henrik Thalenhorst (Strathcona), Lyle Hansen (MAG Silver), Leopoldo González (Fresnillo)

The initial work of drill-core review (portions of drill holes RD, GD, JC, KG3, KD, RC, RE, KE, KF, KG, RB, MA, JE, MU, JU6 and JU7), geological interpretation and wireframing was undertaken at the Minera Juanicipio exploration office near the Saucito mine in Fresnillo. Later office work was completed in a hotel meeting room in Zacatecas (Figure 1) to save travel time.

Despite sensitivities between the joint venture partners at the corporate level as a result of arbitration proceedings with respect to a take-over offer for MAG Silver by Fresnillo, the working atmosphere for the resource estimation group was excellent and very good cooperation was received from all. Resource estimation is often iterative, sometimes circuitous, and some of this was experienced during this assignment. The patience of Leopoldo (“Polo”) González, his professionalism and scrutiny of his own work are especially acknowledged.

Reference to dollars in this report denotes the US currency, unless otherwise specified.

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3.	RELIANCE ON OTHER EXPERTS

The information regarding the Juanicipio 1 Concession disclosed in Section 4 of this report has been taken from an earlier technical report (Ross, 2011), which on page 3-1 contains the following statement:

“For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by MAG Silver, including an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010. Scott Wilson RPA has not researched property title or mineral rights for the Juanicipio Joint Venture and expresses no opinion as to the ownership status of the property.”

Similarly Strathcona has not undertaken any confirmation research into the ownership and rights associated with the Juanicipio 1 Concession.

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Strathcona Mineral Services Limited

4.	PROPERTY LOCATION AND DESCRIPTION

The following information is excerpted from Ross (2011).

The Minera Juanicipio property is located in central Zacatecas State, approximately at 102° 58’ east and 23° 05’ north (Figure 2). The property consists of a single mining concession with an area of 7679 hectares (Figure 3). The tenure information for the Juanicipio 1 Concession is as follows:

Concession	Date Issued	Expiry Date	Area (ha)	Title No.	Owner
Juanicipio 1	13-Dec-2005	12-Dec-2055	7 679.21	Tx 226 339	Minera Juanicipio S.A. de C.V.

Such concessions in Mexico are classed as exploitation concessions and have a 50-year life from the date of issue.

According to Ross (2011), MAG Silver was provided an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010, which is in agreement with the land tenure information provided above.

Surface ownership over the area of interest in the northeast portion of the property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. An ejido covers “…village lands communally held in the traditional Indian system of land tenure that combines communal ownership with individual use.”1 According to the information in Ross (2011), Minera Juañcipio has purchased the surface rights of that area for $1.4 million.

1 Definition provided on the website of Encyclopaedia Britannica.

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Figure 2                 Location Map

COAHUILA
To Saltillo
NUEVO LEON
N
To Torreón
Cedros
Concepción del Oro
El Salvador
Est. Camacho
Juan Aldama
Miguel Auza
Norias
San Felipe Nuevo Mercurio
San Tiburcio
General Francisco Murguia
Flores Gracia
Rio Grande
To Durango
DURANGO
Est. Cañitas de Felipe Pescador
Sombrerete
ZACATECAS
El Rocio
La Chicharrona
Villa de Cos
Plateros
Fresnillo
SAN LUIS POTOSI
Jiménez de Teúl
JUANICIPIO JOINT VENTURE
Victor Rosales
Zacatecas
Troncoso
Valparaiso
Jerez de Garcia Salinas
Guadalupe
Potrero de Gallegos
Ojo Caliente
Espiritu Santo
Luis Moya
Pinos
Villanueva
Loreto
Monte Escobedo
To San Luis Pososi
Tayahua
AGUASCALIENTE
JALISCO
NAYARIT
Tlaltenango
Huanusco
Tepechitián
Jalpa
GUANAJUATO
To Queretaro
Juchipila
Moyahua
To Lagos de Moreno & Guadalajara
To Guadalajara
Legend:
State Capital City
City/Town
Highway
Road
State Boundary
0 20 40 60 80 100
Kilometres
United States
Mexico
Gulf of Mexico
Zacatecas
Pacific Ocean
Bahía de Campeche
Mexico City
Belize
Guatemala
Honduras
El Salvador
CLIENT Minera Juanicipio S.A. de C.V.
PROJECT Juanicipio Joint Venture, Zacatecas State, Mexico
TITLE Location Map
APPROVAL H.T.
DATE October 2011
PROJECT No. 1003-1
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA
File LocationMap.cdr
Figure 2

Map after Scott Wilson RPA, January 2011

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Strathcona Mineral Services Limited

Figure 3                 Juanicipio 1 Concession and Surface Rights

705,000
710,000
2'360,000
2'355,000
2'350,000
2'345,000
SAN CARLOS II
E.- 93/24818
SAN CARLOS
E-93/24813
ARANZAZU 93/21355
Desprendido Vein
EL FIERRO
E.- 8-1.3-837
MINERA SAUCITO
MINERA JUANICIPIO
P.P. JUANICIPIO 1
Block Model Boundary
See Figure 28
Valdecañas Vein
Juanicipio Vein
MINERA JUANICIPIO
MINERA SAUCITO
REYNA I
E.- 8-1.3-988
JUANICIPIO 1
T.-226339
ALIANZA 2 E-93/27290
REYNA IV E.- 8-1.3-1307
TERRENO ABANDONADO
LAGARTOS XI
E.- 93/27611
MINERAL CONCESSIONS
Fresnillo PLC
Minera Juanicipio, S.A. de C.V.
Minera Los Lagartos, S.A. de C.V.
Sr. Raul Castañeda Luevano
SURFACE RIGHTS
Minera Saucito, S.A. de C.V.
Minera Juanicipio, S.A. de C.V.
CLIENT
Minera Juanicipio S.A. de C.V.
PROJECT
Juanicipio Joint Venture,
Zacatecas State, Mexico
TITLE
Juanicipio 1
Concessionand Surface Rights
APPROVAL
H.T.
DATE
October 2011
PROJECT No.
1003-1
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA
File
ClaimMap.cdr
Figure 3
UTM reference system - NAD 27, Zone 13
Map Based on Information supplied by Fresnillo plc

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Minera Juanicipio property is located in the western part of the Fresnillo mining district in central Zacatecas State. The town of Fresnillo is located on Federal Highway 49 some 60 kilometres northwest of the state capital Zacatecas City. The project area is some six kilometres to the southwest of the city and is accessible from Fresnillo along Federal Highway 23 and thence by dirt road via the hamlets of Valdecañas or Saucito de Poleo.

The Juanicipio property lies within the Mexican Mesa Central or Mexican Altiplano which is bounded to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental. The Mesa Central is a broad valley filled with alluvial deposits with an average elevation of approximately 2 200 metres in the area. Local hills rise above the valley floor, among them Cerro Proaño, site of the early silver discovery in 1554. The Juanicipio property covers much of the volcanic Cerro Valdecañas, which rises to an elevation of more than 2 700 metres. The terrain on the Juanicipio property is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs, and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is plentiful and on occasion hot, as we discovered during our visit to the Saucito mine.

The climate is warm and arid. Average monthly temperatures for Fresnillo vary from 11°C to 22°C, and extreme temperatures recorded are -12˚C and 37˚C. The average annual precipitation in Fresnillo is around 350 mm, with the period from June to September being the wettest. Exploration and development can be carried out twelve months a year.

The municipality of Fresnillo has a population of more than 200 000 and has a long history of mining, providing all of the services required to support a mining operation including a trained workforce, hospital, and accommodations. The closest airport with daily air service to Mexico City is located nearly half-way between Fresnillo and the city of Zacatecas.

The project has excellent nearby mining infrastructure which is owned and operated by Fresnillo plc, one of the Minera Juanicipio shareholders. This includes one established mine complex (the Fresnillo Mine with production of 36 million ounces of silver in 2010) and the Saucito/Jarillas mine complex which is in the development stage. The Saucito/Jarillas complex is located just to the east of the Juanicipio property (frontispiece).

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6.	PROJECT HISTORY

6.1.	Exploration History

Silver was first discovered at the Proaño area near the present town of Fresnillo in 1554 within a silicified stockwork that forms a single hill overlooking the otherwise flat valley (Velador et al., 2010). The silhouette of Cerro Proaño (Figure 4) is the official logo of Fresnillo plc.

Figure 4                 Cerro Proaño from the Saucito Mine Area

The San Carlos shaft is in the left lower corner of the picture, the General shaft is to the right of Cerro Proaño.

Exploration in the general area is made difficult by the widespread alluvial cover and it was not until 1976 that the important but blind Santo Niño vein and associated smaller veins were discovered (Megaw, 2010),expanding the known size of the district approximately two kilometres to the south. Subsequently, discovery of the San Carlos and Saucito veins continued the expansion of the district further to the south and west (Figure 5).

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Figure 5                 Veins and Mining Areas of the Fresnillo Mining District

Source: Megaw, 2010, Figure 3 with the following original caption:
“Generalized geologic map of the Fresnillo mining district, showing the location of major veins of the historic mining area, veins in the Saucito and Juanicipio areas, and the outline of the Juanicipio claim. … Shaded area on the left is the volcanic edifice of the Sierra Valdecañas, the remainder of the district except for Cerro Proaño is mainly covered.”

Until the last few decades, the Fresnillo district was a silver producer of moderate size, but the discovery of the blind veins has made it one of the premier silver producers of the world, with silver production of 35.9 million ounces in 2010, a close second to only the Cannington mine in Australia (source: Silver Institute website).

The concept of epithermal vein deposits as developed by Buchanan (1981) recognized repeated “boiling as the principal mechanism of precious metal deposition in epithermal veins”. This model “relates the long-recognized vertical zoning of vein mineralization to ore-fluid boiling at shallow depth … and also illustrates the zoning of alteration styles that occur between the boiling level and the paleosurface” (both quotes from Megaw, 2010, page 120).

“Subsequent work by Albinson (1988) applied Buchanan’s model to the Fresnillo region, linking areas of pervasive silicification and advanced argillic alteration to identify a regional mid-Tertiary paleosurface and suggested that exploration be conducted beneath those altered areas not known to have associated vein deposits. Based on Albinson’s work, Sawkins (1988) specifically suggested that such alteration lying west of Fresnillo might overlie Fresnillo-style mineralization.” (Megaw, 2010, page 120).

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Peter Megaw explored the area identified as prospective by Sawkins on behalf of Minera Sunshine in 2000 and 2001, completing small-scale and detailed surface mapping and outcrop geochemical sampling of the paleosurface, and geophysical surveys (Wetherup, 2006). Several drill targets were identified, but Sunshine ceased to exist as a corporation before drilling could be undertaken.

Peter Megaw and Gabriel Arredondo continued work on behalf of MAG Silver on a reduced Juanicipio concession after MAG Silver had acquired the property in 2002. The geological concept – that high-grade, Fresnillo-style silver-vein mineralization was developed at depth below the altered paleosurface - was proven correct by the first hole (JU1) that had targeted what is now the Juanicipio vein and returned a two-metre intercept of 200 g/t silver and 10.9 g/t gold of typical Fresnillo-style mineralization at a depth of more than 500 metres (MAG Silver Corp. press release July 7, 2003). Follow-up drilling on the Juanicipio vein met with only modest success.

“Progressive fence drilling to the north of the Juanicipio vein only cut several narrow silver-rich intercepts at shallow levels and narrow base metal-rich intercepts at deep levels. However, eventually hole JI05-16 intersected the Valdecañas vein at a site 1.1 km to the north of the Juanicipio vein. Hole 16 ran 1,798 g/t Ag, 2.91 g/t Au, 3.43 percent Pb, and 5.15 percent Zn over 6.35 m.” (Megaw, 2010, page 121).

In April 2005, MAG Silver and Industrias Peñoles S.A.B. de C.V. (Peñoles), who operated the mines in the Fresnillo district, formed a joint venture which allowed Peñoles to earn a 56% interest in the Juanicipio 1 claim. The discovery of the Valdecañas vein was made in 2005 after Peñoles had assumed operatorship of the project. Earn-in was completed in 2007. In the same year, Peñoles assigned its precious metals assets to a wholly-owned subsidiary, Fresnillo plc. The joint venture was incorporated as a Mexican company, Minera Juanicipio, S.A. de C.V., in December 2007, which is held 56% by Fresnillo and 44% MAG Silver, with Fresnillo now the operator. Following an initial public offering and listing on the London Stock Exchange in April 2008, Fresnillo plc. became a public company.

Total drilling on the property has now amounted to 122 holes, and the drilling program is continuing as of the date of this report.

6.2.	History of Juanicipio Joint Venture Resource Estimates

An inaugural estimate of mineral resources for the Valdecañas vein was disclosed by Fresnillo as part of their initial public offering in April 2008 using data available at year-end 2007. At a cut-off grade of 4.0 g/t gold-equivalent, this amounted to

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7.3 million tonnes averaging 1 011 g/t Ag, 2.1 g/t Au, 2.3% Pb and 3.9% Zn, all in the inferred class.

The resource estimate had been prepared by Fresnillo staff and audited by the United Kingdom offices of SRK Consulting Engineers (SRK-UK). The estimate was presented as a NI-43-101 compliant technical report on behalf of MAG Silver in July 2008 by the Canadian office of SRK (SRK Canada - Chartier et al., 2008).

A second resource estimate by Fresnillo staff incorporating results of the 2008 drilling programs was also audited by SRK Canada and was published as a technical report on behalf of the joint venture on April 23, 2009 (Brown et al., 2009). This resource estimate was used by Wardrop Engineering (Wardrop) for the preparation of a preliminary economic assessment dated August 2009 (Robertson et al., 2009). Wardrop assumed a combination of Avoca and mechanized cut-and-fill mining. Also in April of 2009, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson) produced a resource estimate on behalf of MAG Silver (Ross & Roscoe, 2009), including information to the end of January, 2009.

The results of the three 2009 resource estimates are not directly comparable due to the variety of cut-off grades used, and different metal-price assumptions. Of the three, the Wardrop figures are the most relevant as they include provisions for mining dilution and mining losses and show the project to be robust economically. The Wardrop estimate of “mineable resources” is summarized below:

Table 2                 Wardrop Estimate of "Mineable Resources", Valdecañas Vein - 2008

Class	Cut-off Grade	Millions of Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Indicated	$42/t NSR Value	2.3	683	1.8	2.3	3.7
Inferred		6.8	529	1.5	2.0	3.1

Using metal prices of $10.59 and $681 per ounce of silver and gold, respectively, and $1234 and $1763 per tonne of lead and zinc, respectively, Wardrop (Robertson et al., 2009) concluded that the project had an internal rate of return (pre-tax) of 38.5% and would pay back its capital costs of $217 million in less than three years, giving the project a net present value of $671 million at a 5% discount rate and using what would today be regarded as modest metal prices.

Fresnillo staff continued to update the estimate of the project resources, each estimate audited by SRK Canada with the audit reports provided to both joint venture partners (Couture et al., 2010a, with data to the end of 2009; Couture et al., 2010b, with data to mid-2010).

There are two year-end 2010 resource estimates, one by Fresnillo staff (again audited by SRK Canada - Brown et al., 2011) and one on behalf of MAG Silver by Scott Wilson (Ross, 2011). The two resource estimates are rather different, as Table 3 shows:

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Table 3  Resource Estimates Valdecañas Vein, Year-End 2010

Class	Cut-off Grade	Millions of Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Fresnillo/SRK Canada
Indicated	200 g/t Ag-equivalent	5.2	560	1.9	2.3	4.0
Inferred		4.8	446	1.8	1.7	3.2
Scott Wilson
Indicated	$50/t NSR Value	5.2	662	1.9	1.8	3.8
Inferred		7.7	376	1.6	1.5	2.7

Again, no direct comparison is possible because of the different approaches to cut-off grades, but the silver-grade differences are obvious. Additionally, Scott Wilson reported a substantially larger inferred tonnage than SRK Canada. Subsequent analysis by Benchmark Six (Srivastava, 2011) of the Fresnillo/SRK estimate pointed out a number of shortcomings of the Fresnillo estimate, most importantly the reduction of the maximum number of assay composites allowed per drill hole during grade interpolation to three from 12 in the December 2010 Fresnillo estimate. In their response, SRK Canada acknowledged this shortcoming (Leuangthong et al., 2011). It is the differences between the two estimates summarized in Table 3 that gave rise to the engagement of Strathcona to undertake an independent estimate of the Juanicipio resources.

In the meantime, each of Fresnillo and Roscoe Postle Associates Inc., have prepared unpublished resource estimates for the project which take into account all information available at the end of May, 2011 and include the Juanicipio vein. The two estimates will be referred to as the Fresnillo June 2011 estimate and the RPA June 2011 estimate, respectively. The Fresnillo June 2011 estimate is documented in Fresnillo plc. 2011a and 2011b, and includes details of the estimation parameters used. The RPA June 2011 estimate is preliminary and has not been presented to us in report format but only as a listing of tonnes and grades in a spreadsheet. We will compare these two estimates with the Strathcona estimate in Section 14.11.5.

The resource estimate presented in this report (the Strathcona June 2011 estimate) is based on the same information as the two other resource estimates, with minor differences for the Juanicipio vein as explained in Section 14.2.

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7.	GEOLOGY AND MINERALIZATION

7.1.	General Remarks

Based on historic production, Mexico is the largest silver producing country in the world, having yielded a minimum of 10.2 billion ounces or approximately 25% of world silver production since 1521 (Megaw 2003, quoted in Megaw 2010). The Fresnillo District, in which the Juanicipio project is located, would account for 10% of Mexican production to date (Megaw, personal communication). Fresnillo is currently the only operator in the district, and has published year-end 2010 silver resources of 819 million ounces in the measured and indicated classes, plus 505 million ounces in the inferred class (Fresnillo plc. Annual Report for 2010)2. The resources include proven and probable reserves of nearly 400 million ounces of silver.

7.2.	Geological Setting and Metallogenesis

The following is a synopsis of information provided in Megaw (2010), Simmons (1991) and Velador et al. (2010). The Fresnillo District is located within the Mesa Central physiographic province or Central Terrane of Mexico. The tectonic setting of the Central Terrane is shown in Figure 6.

2  The resource figures quoted exclude 44% of the Minera Juanicipio resources attributable to MAG Silver.

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Figure 6  Tectonic Setting of the Mesa Central

Source: Centeno-García et al., 2008, Figure 1

The Central Terrane is bordered by the Oaxaquia Terrane to the east and northeast. The Oaxaquia Terrane is the nucleus to which the other terranes were accreted and is made up of marine sedimentary rocks of Jurassic to (mainly) Cretaceous age. Its physiographic equivalent is the Sierra Madre Oriental.

The Guerrero Terrane to the west and southwest is underlain by a sequence of Jurassic and Cretaceous volcano-sedimentary rocks. Its physiographic expression is the Sierra Madre Occidental. “The Guerrero terrane forms part of a collage of suspect [origin unknown] terranes that were accreted to the west margin of Mexico by the early Tertiary” (Velador et al., 2010, pp. 1335/36). The rocks of the Guerrero terrane were deformed during the Laramide orogeny which spanned the period from late Cretaceous to early Tertiary.

Following accretion, Tertiary rocks cover the two terranes partially and with profound unconformity. The Tertiary sequence starts with a conglomerate of Palaeocene to early Eocene age known as the Fresnillo conglomerate. In the western portions of the Mesa Central (including the Fresnillo District and the Juanicipio property), felsic to intermediate volcanic rocks accompanied by local intrusions were erupted in two main pulses during the Eocene and Oligocene epochs with a thickness of more than 500 metres (Albinson, 1988).

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An older Eocene sequence of welded rhyolitic ash-flow tuffs and coeval rhyolite flow domes termed the Linares Volcanics (unit Tlv in Figure 5) has been sub-divided into a lower Valdecañas and an upper Cierpe unit. The Linares volcanics are capped by aerially extensive alteration consisting of silicification of varying intensity and kaolinization (unit Tlvs). This was interpreted by Sawkins (1988) and Albinson (1988) to represent the surface expression of the hydrothermal system that was responsible for the deposition of the Fresnillo District silver veins. Flat-lying, unaltered rhyolites of the Altamira Volcanics (unit Tav) rest with angular inconformity on the older and tilted volcanic rocks.  The lower part of these upper volcanic rocks is termed the Piedras Unit. The general relationship between the various stratigraphic units and the vein mineralization is shown in Figure 7.

Age-dating results reported in Velador et al. (2010) provide a well-constrained age of approximately 29.7 million years (Oligocene) for the Jarillas vein, and by implication for the Valdecañas vein. The age for the alteration along the unconformity at the top of the Linares Volcanics is slightly older at 30.5 to 31 million years, and this age difference remains unexplained.

Miocene basalt flows are the youngest Tertiary rocks in the area, which has since been subjected to prolonged weathering and deep oxidation. As a result, much of the Fresnillo District is now covered by surficial erosional deposits with few outcrops of the older rocks, with attendant difficulties for mineral exploration.

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Figure 7  Schematic Cross Section, Fresnillo District

Source: Megaw, 2010, Figure 4, with the following original caption:

“Composite southwest-northeast cross-section across the Fresnillo mining district showing stratigraphic relationships, unconformities, intrusions, and veins that top-out below the present surface. … Age dates are from Lang et al., 1988 and Velador, 2009. (Modified from Lang et al, 1988; Garcia et al.,1991 and Velador, 2009).” Note the nearly constant vertical position and extent of the various silver veins into which the Valdecañas vein fits perfectly.

7.3.	Vein Mineralization of the Fresnillo District

The Fresnillo District contains two main types of mineralization. Mantos and chimneys occur in the main hydrothermal system in the Cerro Proaño area and appear to be restricted to a higher-temperature environment at greater depth (Ruvalcaba-Ruiz & Thompson, 1988), extending to a depth of 1000 metres below surface (Simmons, 1991).  Elsewhere in the district, epithermal veins are the most important manifestations of the mid-Tertiary mineralizing event, and this includes the area to the south of Cerro Proaño (Santo Niño, San Carlos and associated veins) as well as the vein systems further to the west such as the Saucito, Jarillas and Valdecañas veins (Figure 5). Mineralization found on the Minera Juanicipio property belongs to the vein type.

The size of the Fresnillo District in which epithermal mineralization is known to occur is impressive, measuring 13 kilometres east-west by 9 kilometres north-south. Just as impressive are the lateral dimensions of the major veins, some of which have been traced over a length of several kilometres and appear to be economically mineralized over most of their physical length. The veins typically top-out several hundred metres below the current surface, and if surface expressions can be found, these are barren, of minor physical extent and not at all indicative of the high-grade nature of the same vein systems at depth.

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There are subtle changes across the district, which have been described by Velador (2010, abstract p. 4) as follows: “Variations in average homogenization temperatures and salinities, and sulfur and oxygen fugacity ranges across the district indicate a zonation pattern from southeast to northwest. These results also show that the gold and base metal concentrations of the veins in the west [which includes the Minera Juanicipio concession] are consistently higher with respect to those of the veins in the east. Additionally, high Au/Ag ratios and low base metal contents in the Saucito, San Antonio and San Mateo veins suggests that these veins are distal with respect to the possible center of the district and therefore, the thermal center of the district could be to the northwest. Finally if the thermal center is an intrusion, then there is exploration potential to the northwest for more epithermal mineralization proximal to the intrusion or even for porphyry type mineralization at depth. “

The veins in the Fresnillo District have been mined over a vertical distance of several hundred metres, typically 300 to 500 metres. This is explained by Albinson (1988, page 1666) as follows:”…systems with significant evidence of boiling (i.e., the Santo Niño vein in Fresnillo, the No Conocida vein in Colorada), where fluid circulation occurred within the pressure and temperature conditions of liquid-vapour coexistence, exhibit recognizable vertical thermal zonations, vertically less extensive mineralized zones (300-400 m), and distances of less than 500 m from the top of mineralization to the paleosurface. The process of vapour phase separation can produce significant changes in the chemistry of the fluids and represent an effective ore precipitation mechanism …., thus leading to mineralized zones of more limited vertical extent.”

The vein mineralization in the Fresnillo District has been described as consisting of four main phases or pulses for the Santo Niño Vein (Gemmell et al., 1988), while five such pulses have been recognized for the Jarillas and Valdecañas veins:

“Core logging and petrography of Jarillas and Valdecañas reveals very similar mineralogy and paragenesis for both veins. The main ore minerals occurring in these veins are sphalerite, galena, pyrargyrite, polybasite and acanthite; the main gangue sulfide and non-sulfide minerals are pyrite, arsenopyrite, and quartz and calcite. Mineral deposition occurred in five stages: 1) deposition of mostly base metal sulfides; 2) quartz and calcite with fewer sulfides; 3) alternating bands of chalcedonic quartz, calcite, adularia, epidote, base metals and silver minerals; 4) quartz, calcite and dolomite-ankerite with coarse grained pyrargyrite; and 5) barren quartz, calcite and fluorite.”  (Velador 2010, Abstract, pp. 2/3).

A sample of the Jarillas vein exhibited in the yard of the Saucito mine office is shown in Figure 8, and core from the Valdecañas vein (drill-hole RE) is displayed in Figure 9. In both figures, the multiple phases of mineralization and their cross-cutting relationships are obvious, including brecciation textures.

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Figure 8  Sample of the Jarillas Vein

The camera lens is approximately 5 cm across.

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Figure 9 Drill-Hole RE, Valdecanas Vein

Sample No.	From (m)	To (m)	Length (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
7349	821.95	822.95	1.0	783	11.05	2.45	7.03
7650	822.95	823.95	1.0	1 590	1.89	4.76	9.47
7076	823.95	824.95	1.0	719	0.30	9.92	16.45
7077	824.95	825.95	1.0	1 985	1.78	7.22	20.00

The start of the first sample interval is in the upper left corner, the sample numbers can be read on the septa of the core box, which is 0.6 m long.

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The change in grades from ore-grade to low-grade at the top of the economic vein segments appears to be fairly abrupt, but we have not been able to determine typical distances to which ore-grade mineralization can be safely projected upwards. In their lower parts, the mineralized systems are said to become more base-metal rich, without a clear economic bottom. Attempts at documenting a temperature gradient for the Santo Niño vein using fluid homogenization temperatures are not convincing (Figure 5 in Simmons et al., 1988), with homogenization temperatures being variable from 185˚ to 250˚ through a vertical range of 155 metres available for sampling at the time, but without a clear pattern, probably reflecting the multiple hydrothermal pulses of varying strength.

7.4.	Vein Mineralogy

Core logging and petrography of the Jarillas and Valdecañas veins has been undertaken by Velador (2010). His work “reveals very similar mineralogy and paragenesis for both veins.” The main ore minerals are sphalerite (ZnS), galena (PbS), pyrargyrite (Ag3SbS3), polybasite ([Ag,Cu]16Sb2S11), acanthite (Ag2S) and its high-temperature equivalent argentite (also Ag2S). The main gangue sulphide minerals are pyrite (FeS2) and arsenopyrite (FeAsS), while the main non-sulphide gangue minerals are quartz (SiO2) and calcite (CaCO3). Work undertaken by the Centro de Investigacion y Desarrollo Technologio (CIDT) as part of metallurgical testwork additionally identified aguilarite (Ag4SeS) as an important silver- bearing mineral, and freibergite ([Ag,Cu,Fe]12[Sb,As]4S13), proustite (Ag3AsS3) and electrum (a gold-silver alloy of varying gold-silver proportions) as subordinate silver-bearing minerals (Robertson et al. 2009, page 16-2).

Mineral deposition occurred in five stages, with most of the silver deposited during stages 3 and 4. The individual stages are characterized by Velador (2010, pages 45 to 47) as follows:

Stage 1 “…is characterized by deposition of coarse-grained galena and sphalerite with fine grained silver sulfosalts and minor chalcopyrite (CuFeS2) and pyrrhotite (FeS). Sphalerite in this stage is commonly zoned showing iron-rich cores, …. Inclusions of chalcopyrite and pyrrhotite are common in the high-Fe cores of sphalerite. Chlorite also occurs associated with this massive vein but it seems to be late with respect to sulfides. Stage 1 cements brecciated sedimentary rocks of the Guerrero Terrane and forms cockade bands of galena, sphalerite and chlorite around the rock fragments.

Stage 2 “… is characterized by deposition of medium- to fine-grained quartz and calcite cross cutting the coarse-grained sulfides in Stage 1 and the host rock. This quartz and calcite typically show abundant disseminated sulfides and it is possible that at least some of them are reworked grains formed during Stage 1.”

Stage 3 “… is characterized by deposition of alternating bands, rarely symmetrical crustiform-banding, of quartz, calcite and sulfides (sphalerite, galena, pyrite, arsenian pyrite, and arsenopyrite). Sphalerite in this stage is commonly low-Fe and does not show zoning. … Pyrargyrite and the other silver sulfosalts occur disseminated in quartz and calcite or associated with sphalerite and galena in the bands of sulfides.”

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Stage 4 “… consists of calcite, dolomite-ankerite and quartz veins or stringers with pyrargyrite and less acanthite that cross cut stages 1, 2 and 3.”

Stage 5 “… is barren and consists of milky and amethyst quartz and calcite with minor disseminated pyrite and marcasite and sometimes fluorite (CaF2). Fluorite appears to be the last mineral to have been deposited.”

8.	DEPOSIT TYPE

The veins of the Fresnillo District including the veins found on the Juanicipio 1 concession belong to the class of intermediate epithermal sulphidation veins in spatial association with Tertiary volcanic and lesser intrusive rocks and accompanied by a typical alteration envelope. Figure 10 provides a conceptual cross section for the Valdecañas and Santo Niño veins.

Figure 10 Epithermal Vein Model as Adapted to the Fresnillo District

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Source: Megaw, 2010, Figure 2, with the following original caption:

“Elevations of specific features of the Fresnillo mining district superimposed on Buchanan’s (1981) epithermal vein model, which relates vertical mineralization and alteration zoning to boiling level.  Vertical scale reflects elevations of these features in the Fresnillo district. Alteration Explanation: 1) Siliceous residue: opal, chalcedony, cinnabar, pyrite, specularite. 2) Advanced argillic alteration: ammonium alunite, kaolinite, buddingtonite.  3) Silicification: usually with adularia. 4) Propyllitic alteration: chlorite, epidote, calcite, pyrite, montmorillonite. 5) Adularization: albite increases below the boiling level. Notes: Alteration boundaries more diffuse than shown. (Modified from Buchanan, 1981 and Simmons, 1991).”

Epithermal veins of this type are typically formed at a depth of a few hundred metres below the palaeo-surface. Boiling of the hydrothermal solutions leads to a rapid mineral deposition within, and subsequent sealing of the structure in which the vein is being formed, with the process repeating multiple times as can be deduced from the rhythmic mineral banding obvious in Figure 8. Epithermal veins in this setting are characterized by the limited extent of the economic mineralization above the boiling point, and this is classically the case for the Fresnillo District.

9.	EXPLORATION

Exploration conducted in the project area prior to the involvement of MAG Silver Corp. has been described in Section 6.1 of this report.

The principal exploration activity by MAG Silver and subsequently by Minera Juanicipio has been surface diamond drilling, which is described in the next section. A helicopter-borne geophysical test survey was undertaken using Aeroquest’s AeroTEM II time domain electromagnetic system and a caesium vapour magnetometer. According to Ross (2011), the survey was flown in a north-south direction at 100-metre line spacing and involved 351 line-kilometres.

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10.	DRILLING AND SAMPLING

10.1.	General

Drilling procedures including particulars about drill-core diameter, collar surveys and down-hole surveys have been provided in Ross (2011), to which the reader is referred. The procedures adopted by the operator are industry standard.

Because of topographical and access limitations, fans of holes are drilled in different directions from a single set-up, as is shown in Figure 13 in Section 14.3 of this report. This results in some complexities for the interpretation and correlation of vein intersections. However, the down-hole surveys appear to be largely reliable and unexplained bends in the vein wireframes are generally not a problem, as explained in more detail in Section 14.3.1.

As of the end of May 2011, the following drill holes had been completed on the Juanicipio 1 Concession (note that not all of the holes are involved in the resource estimation process):

   Table 4  Summary of Drill Holes Completed on Juanicipio 1 Concession

Company	Years	Number of Holes Completed	Length (m)
MAG Silver	2003 & 2004	9	7 346
MAG Silver & Peñoles	2005 & 2006	6	5 048
Minera Juanicipio	2007 to May 2011	131	103 277
Total		146	115 672
Total metres drilled do not tally due to rounding

10.2.	Core Sampling

Core logging, documentation and sampling procedures have been described in Ross (2011) to which the reader is referred for a more detailed description. The procedures adopted are industry standard, as we could observe during our site visit.

Sampling of the drill core is generally restricted to the veins and their immediately adjacent core intervals, or any other core intervals with obvious and visible mineralization. Half-core for sample preparation and assaying in the earlier years had been obtained by splitting, which is acceptable given the general competent nature of the vein intervals, and later by sawing with a diamond saw, which is superior. Representative sampling of intervals with poor-quality or crumbled core is very difficult, and this problem is of minor concern at Juanicipio.

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10.3.	Core Recovery

We have reviewed the core recovery data for the vein intercepts used for the Strathcona June 2011 estimate, and Table 5 provides a summary.

Table 5  Core Recovery of Vein Intercepts Used for Resource Estimation

Vein		Number of Holes	Cumulative True Width (metres)	Core Recovery (%)
Valdecañas	>90% Recovery	66	332.5	99.8
	<90% Recovery	5	12.1	81.3
	Total/Average	71	344.6	99.1
	No Information	2	4.1
Desprendido	>90% Recovery	27	96.0	99.7
	<90% Recovery	2	15.1	60.1
	Total/Average	29	111.1	94.3
	No Information	-
Juanicipio	>90% Recovery	21	16.9	100.0
	<90% Recovery	3	6.0	56.0
	Total/Average	24	22.9	88.5
	No Information	-

Overall, the core recovery for the vein intercepts is satisfactory, in most cases 100%. However, a few holes have recoveries below 90%, which is the threshold at which the grade information may become compromised. The proportion of holes with poor recovery in the Valdecañas vein is low and of little concern. The proportion of holes with poor core recovery in the other two veins would be of concern but has been considered during resource classification. One hole in each of the Valdecañas (OD) and Juanicipio veins (JU1) was not used for grade interpolation because of poor core recovery; these two holes are not included in the data in Table 5.

11.	SAMPLE PREPARATION, ANAYLYSES AND SECURITY

These items have been fully covered in Ross (2011) to which the reader is referred. While the sample preparation protocol for the MAG Silver samples in 2003 and 2004 are not spelled out in Wetherup (2006), there are only a few holes dating from this period (Table 4). The sample protocol and assay methods used for the Minera Juanicipio core are industry standard.

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12.	DATA VERIFICATION

The author of this report had the opportunity to observe core from 16 drill holes as noted in Section 2 above, and verify the existence of a few drill-hole markers on surface. The general reasonableness of the base metal assays received was assessed against the sphalerite and galena abundances, and the presence of acanthite or argentite was noted in some of the silver-rich core intervals. Based on these observations, independent check sampling was not deemed necessary.

12.1.	Assay Quality Control

We have reviewed the entire project quality control database containing data on blanks, standards and check assay results. Standard reference materials and blanks were inserted into the sample stream at the rate of one in 20 to one in 30. A brief summary of our observations follows:

12.1.1.	Blanks

There are a total of 188 field blank results for the 97 drill holes used in the resource estimate. About one quarter of the holes (26) do not have a field blank included. It appears that the field blank used for most of the program was not really a blank, as the two graphs below show:

Figure 11 Selected Blank Results

While the field blank has a value of 3 g/t for silver, which is reasonably close to the lower detection limit, its average grade of 660 ppm zinc is much too high, and the determination of failures (the red line) becomes impossible for that metal. The average grade for lead of 90 ppm (not shown) is also too high. A more appropriate material for field blanks needs to be found, for use in future drilling programs.

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12.1.2.	Standard Reference Materials

The project has used four standard reference materials (SRMs), as follows:

Table 6  Standard Reference Materials Used for the Juanicipio Joint Venture

SRM Name		N	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Baja Ley	Accepted		348	0.40	0.27	0.52
	Achieved	36	345	0.42	0.27	0.53
Alta Ley (222542)	Accepted		2 060	0.57	5.17	8.26
	Achieved	55	1 993	0.57	4.93	7.91
Alta Ley (222546)	Accepted		7 170	0.38	13.2	9.76
	Achieved	2	6 359	0.38	9.88	9.16
CDN ME-5	Certified		206	1.07	2.13	0.58
	Achieved	53	206	1.13	2.09	0.56

Note that the number of assays (“N”) refers to all holes drilled on the property, including those that were not used for any resource estimates. SRMs Baja Ley and Alta Ley were prepared in-house by Fresnillo from crushed (not pulverized) mineralization from one of their operations. The three SRMs were assayed at ALS Chemex to determine the accepted assay values shown in Table 6, but were not subjected to assay verification by multiple laboratories. By their nature, these three SRMs are not reliable due to a lack of homogenization that can only be achieved by pulverization. SRM CDN ME-5 is a certified commercial standard produced by Canadian Resource Laboratories Ltd.

The insertion frequency of one SRM in 20 samples to one in 30 has resulted in some vein intersections remaining without any SRMs. Because of the nature of two of the high-grade SRMs used, and the incomplete coverage, the SRM results do not provide proof positive that the assays used for resource estimation are reliable; however, the available information does not indicate any major issues with the assay database of the Juanicipio project.

12.1.3.	Check Assay Results

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Fresnillo have undertaken extensive check assaying of the original ALS Chemex results at ACME Labs and Inspectorate Laboratories, both of Vancouver, British Columbia. A set of 577 samples has been assayed by all three laboratories, and the results are tabulated below:

Table 7  Check Assay Results (577 Samples)

	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
ALS Chemex Laboratories	462	1.44	1.60	2.57
Inspectorate Laboratories	449	1.42	1.61	2.70
Acme Labs	418	1.44	1.59	2.65

There is a potential issue with the silver assays as shown by the lower average value for the 577 results reported by Acme. The QQ plots in Figure 12 below show that the overall difference arises from high assays above approximately 2000 g /t. Since the in-house standards were assayed by ALS Chemex to obtain their accepted values, and since the only certified SRM has a much lower silver grade of 206 g/t, the SRM results in Table 7 do not provide guidance as to which of the two laboratories – ALS Chemex or Acme - is biased high or low.

12.1.4.	Conclusions and Recommendations

The “noise” of the “blank” used for most of the program particularly for zinc is not considered a serious issue since the silver values do not indicate a general contamination problem. However, a more suitable field blank should be found for future drill programs.

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The variety of SRMs should be expanded to better match the range of typical project silver assays  - one at about 100 g/t (the cut-off grade), one at 300 g/t, one at 600 g/t (the average resource grade), one at 1200 g/t and one at 2400 g/t.  The insertion frequency should be one in 20, and more often if required to ensure that every important vein intersection is covered.

There is a potential issue with the Chemex silver assay results that needs to be resolved. Additional check assaying with the inclusion of suitable SRMs is required.

12.2.	Bulk Density Data

Given the changing character of the vein mineralization over short distances within a single sample, Fresnillo staff are systematically determining the bulk density of many pieces of core for a given vein intersection. This gives a much more representative figure than would be available if only one or two pieces were used for this purpose.

While Chartier et al., (2008) report on page 35 that core density measurements were made “using a water immersion technique and wax coating”, we were told that no wax coating was applied. Given the porosity of the vein material so typical of this type of mineralization, as is also evident from Figure 9, wax coating is mandatory. If wax coating has not been systematically applied, then the bulk density data and any resource tonnage including our own (and the contained precious and base metals) will be biased high by a few percent.

12.3.	Database Integrity

We have not investigated the integrity of the database used for the resource estimate being reported here. Periodic checks have been undertaken by Fresnillo, SRK-UK and Scott-Wilson who have pronounced the database reliable. This includes automatic verification by the software used.

However, the electronic database is incomplete. Only data on drill-hole surveys (both for the collar and down-hole data), drill-hole intervals and derived true, horizontal and vertical width are included as are assays for Au, Ag, Pb and Zn, and the bulk density data. Information on the concentrations of other metals such as Sb, As, S of potential economic or scientific interest deriving from multi-element analyses, and the core recovery figures should be added to the electronic data as the project advances toward definitive economic assessment and underground development.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork was undertaken in 2007 and 2008 on core samples from the Valdecañas vein at the Centro de Investigación y Desarrollo Tecnológico (CIDT), a division of Peñoles. No additional testwork appears to have been completed since. The results of the testwork are contained in two reports:

“Proyecto Juanicipio 002-102606, Recuperacion de Oro, Plata, Plomo y Zinc, Reporte de Avance No.1”, dated May 8, 2008;  and

“Juanicipio, Recuperacion de Oro, Plata, Plomo y Zinc, Proyecto: 002-101308” dated January 2009.

We have not reviewed the two reports, and the following is a summary of the information presented in Robertson et al. (2009) and Ross, 2011, to which the reader is referred for additional detail.

Testwork by CIDT included the determination of the bond work index on two five-kilogram composite samples. The two samples had a bond work index of 16.5 and 18.2 kWh per tonne which indicates the vein material is medium hard to grind.

Flotation testwork was done in open cycle (i.e., without re-circulation of middling products) on several composite samples that had been ground to 80% passing 55 microns. The flow sheet included crushing, grinding and sequential flotation of lead and zinc concentrates. The metallurgical balance achieved for a head grade similar to the resource grade of the Valdecañas vein is summarized in Table 8. These results are compared in Table 9 with the actual milling performance in 2010 by Fresnillo plc for their Fresnillo and Saucito ore as reported in the Fresnillo 2010 annual report.

The data provided in Table 9 indicates that in order to achieve good silver recovery into the lead concentrate, the lead grade of the concentrate is being sacrificed, with a commercial grade of 50% Pb not being achieved. In contrast, to produce a saleable zinc concentrate the zinc recovery is being sacrificed, particularly for the limited tonnage of Saucito ore processed. With the Valdecañas mineralization having higher base metal values, these issues will likely be reduced.

Additional metallurgical testwork for the Valdecañas vein is required to:

•	Investigate the incorporation of gravity separation into the flow sheet;

•	Conduct locked-cycle flotation tests which will give more definitive data with respect to concentrate grades and metal recoveries;

•	Optimize the reagent scheme;

•	Test the efficacy of initial coarser grinding followed by secondary grinding; and

•	Investigate whether part of the considerable amount of gold contained in the tailings in pyrite can be economically recovered.

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Table 8   Summary of Open-Cycle Flotation Testwork

	Weight	Assays				Distribution
	(%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag	Au	Pb	Zn
Feed	100.0	812	1.64	1.86	3.17	100	100	100	100
Lead Concentrate	3.9	17 498	25.9	42.6	7.84	84.4	62.0	89.7	9.7
Zinc Concentrate	5.2	898	1.94	0.55	50.3	5.7	6.1	1.5	82.1
Tailings	90.9	88	0.58	0.18	0.28	5.4	31.9	3.9	3.4

Table 9  Metallurgical Performance for 2010 Reported by Fresnillo plc

	Weight	Assays				Distribution
	(%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag	Au	Pb	Zn
Fresnillo Area Mines
Feed	100.0	474	0.41	0.54	0.85	100	100	100	100
Lead Concentrate	2.4	17 276	11.5	20.2		86.3	67.3	89.3
Zinc Concentrate	0.9	2 444	2.5		51.5	4.8	5.8		56.0
Tailings	96.7	44				8.9	27.0
Saucito Mine
Feed	100.0	306	1.67	0.22	0.37	100	100	100	100
Lead Concentrate	2.0	12 994	67.3	9.5		83.9	79.4	84.9
Zinc Concentrate	0.2	2 473	12.4		48.8	1.7	1.5		27.6
Tailings	97.8	45	0.33			14.4	19.1

Note that the assays and distribution figures for the tailings were calculated from the Fresnillo information. Tonnage milled was 2.554 million from the Fresnillo area mines and 0.145 million tonnes from the Saucito mine.

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14.	MINERAL RESOURCE ESTIMATION

14.1.	General

The resource estimation process started with a thorough review of the existing geological interpretation of the various veins as used for the Fresnillo June 2011 estimate and as used by Ross (2011); the interpretation used for the RPA June 2011 estimate was not available. A number of changes were adopted and incorporated into the wireframes created for this resource estimate. The subsequent evaluation of the assay distribution within the veins allowed the creation of domains for the elements Ag, Pb and Zn for the Valdecañas vein. Assay statistics inside the domained wireframes were created and, based thereon, capping levels were chosen. After compositing of the original drill-hole assay intervals, variography of the various veins and their domains followed. The parameters for the block model were reviewed and changed where considered appropriate. The final steps in the resource estimation process were grade interpolation and resource reporting.

14.2.	Data Available

Data for the estimation of mineral resources for the Juanicipio project derive from surface diamond drilling only. The information available for the December 2010 resource estimate is compared with the data available for the June 2011 estimates in Table 10:

Table 10  Data Available for Resource Estimation December 2010 and June 2011

		Valdecañas & Desprendido Veins		Juanicipio Vein
		December 2010	June 2011	December 2010	June 2011
Drill Holes		110	122	Resources were not estimated	23
Assays		8 803	9 910		1 456
Composites		440	510		30
Density Determinations	All	2 962	3 374		623
	Vein	434	510
Note that exploration holes without relevance for resource estimation are excluded.

Some drill holes collared on the Minera Juanicipio property have wandered slightly outside of the property boundary, and information from these holes is being used. Fresnillo have done what appears to be a substantial amount of drilling on the Valdecañas vein along strike in both directions on their wholly-owned property adjacent to the Juanicipio claim, but this information was not available. For the Valdecañas and Desprendido veins, the database used for the current resource estimate is identical to the database used by Fresnillo and by RPA for their June 2011 estimates. There are some inadvertent differences for the Juanicipio vein, however, which came to light after the Strathcona estimate had been completed. This relates to four holes, and their utilization by each of the estimators is as follows:

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Table 11   Drill-Hole Utilization Differences for the Juanicipio Vein

Drill Hole	Intercept (no capping)		Fresnillo June 2011 Estimate	RPA June 2011 Estimate	Strathcona Estimate
	Length (m)	Ag (g/t)
JU-1	2.0	630	Used	Used	Not used
17.5 P	0.9	379	Used	Not used	Used
17 Q	No Vein		Used	Not used	Used
17.5 R	1.75	1 597	Not used	Used	Not used

All four holes are within the “shoot” modelled for the Juanicipio vein as explained in Section 14.10.1. The data used by RPA are obviously more positive, as a hole without a vein is excluded, but two high-grade intersections are included. Of the two high-grade intersections, the Fresnillo June 2011 estimate used one (JU-1) and the Strathcona estimate used none. The RPA estimate would thus be expected to be somewhat higher than the other two, all else being equal. Since RPA did not have the time to update their estimate for the Juanicipio vein, the three estimates for this vein are not strictly comparable. Note, however, that the Juanicipio vein is currently of lesser importance, given its relatively small resource tonnage and the incremental associated capital and operating costs.

14.3.	Geological Framework

14.3.1.	Geological Interpretation

The initial step of the resource estimation process was a thorough review of the existing vein interpretation. This concentrated on the Valdecañas vein and its subsidiary structures about which there had been differences of opinion between Fresnillo/SRK and RPA in the past. Our review resulted in a number of intersections being re-interpreted with the result that only two veins with sufficient continuity to warrant resource estimation emerged: the Valdecañas vein itself and the footwall vein identified as Desprendido vein, which had previously been recognized but to which a number of intersections were added during our review that had previously been interpreted to reflect the existence of other veins in the footwall of the Valdecañas Vein.

The re-interpretation was based on the realization that, to the west of the ID Fault (described below), the two veins join at approximately 1480 m elevation and form a “leaning V” above that elevation, with the dip of the Desprendido vein in the footwall shallower by about 10˚ than that of the Valdecañas vein. Much of the “stockwork” mineralization interpreted as separate bodies in the past was found to be located at the junction between the Valdecañas and Desprendido veins. This mineralization of generally lower grade was incorporated into one or both of the two veins where required for mining continuity and to avoid unsupported wedges of low-grade between the two veins.

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Some of the intersections that were previously interpreted as “Hanging Wall 1” or “Hanging Wall 2” veins above the Valdecañas vein were re-interpreted as the Valdecañas vein proper, and in these cases the intersections below previously assigned to the Valdecañas vein were re-assigned to the Desprendido vein. The remaining Hanging Wall 1 & 2 intersections are isolated and cannot be considered for inclusion in the current resource estimate. Similarly, the Footwall 2 Vein identified by Ross (2011) has now been incorporated into the actual Desprendido vein.

With the changed interpretation, drill-hole TI, previously not considered for resource estimation because the two veins could not be satisfactorily identified in this hole, now provided a good fit and two low-grade vein intersections in this hole have been interpreted as the two veins. Finally, drill-hole PD, whose location resulted in an unrealistic bend in the Valdecañas vein, was rotated clock-wise (keeping the dip values from the down-hole survey) and replaced by artificial drill-hole PDA which was used for further work.

The following five figures provide a graphical view of the geological interpretation on which the current resource estimate is based. The location of the cross sections is shown in Figure 13. The resulting picture is coherent, has led to the elimination of a number of small resource units adopted by Ross (2011), and has been characterized by both Fresnillo and MAG Silver as an improvement over the previous correlation attempts.

The Valdecañas vein has an overall strike of approximately 120˚ and dips to the southwest at 50˚ to 60˚. It has been traced over a strike length of 1.2 to 1.6 kilometres on Juanicipio property, with the strike length increasing with depth due to the dip of the vein (Figure 13, Figure 17). The vein and its mineralization continue onto Fresnillo claims to the east and to the north. Throughout its length on the Juanicipio 1 Concession, the vein, below elevation 1900 metres, is very continuous, similar to the other major veins in the Fresnillo mining district as described in Section 7.3. The true width of the vein varies from a few centimetres to nearly 20 metres and averages more than four metres for the area covered by the present resource estimate. Most of the narrow intercepts are at or near the top of the vein.

A fault identified as the ID Fault has been postulated to occur about 500 metres to the east of the western property boundary. The fault is inferred from the differing positions and attitudes of the Valdecañas vein to the east and to the west. To explain the observed geometry of the Valdecañas vein on either side, this would be a wrench fault with the pivot point approximately at elevation 1850 metres, with the gap opening above and below in opposite directions. At the bottom of the interpolated vein, the gap has grown to a horizontal distance of 115 metres. The fault itself has not been definitively identified in drill core and its location and attitude are therefore subject to change.

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Figure 13 1750 and 1650-metre Level Plans

Figure 13 1750 and 1650-metre Level Plans

Desprendido Vein
675W
500W
Valdecañas Vein
200E
Minera Juanicipio
Fresnillo Plc
Juanicipio Vein
18
1750
2560500
2560000
2559500
2559000
710000
710500
711000
675W
500W
ID Fault
200E
Minera Juanicipio
Fresnillo Plc
Cretaceous Sediments (Guerrero Terrane)
18
1650
2560500
2560000
2559500
2559000
710000
710500
711000

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Figure 14  Geological Cross Section Valdecañas and Desprendido Veins, Line 675 W

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Figure 15  Geological Cross Section Valdecañas and Desprendido Veins, Line 500 W

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Figure 16  Geological Cross Section Valdecañas and Desprendido Veins, Line 200 E

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Figure 17  Geological Cross Section Juanicipio Vein, Line 18

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To the west of the ID Fault, the Desprendido vein is fairly continuous over a strike length of 400 metres, splitting off the main Valdecañas vein with a somewhat shallower dip (Figure 14, Figure 15). The grade distribution within the vein is also reasonably continuous in this area. To the east of the ID Fault, the vein carries on with similar continuity to about section K or M, a distance of up to 200 metres, and the correlation we have adopted is defensible. There is a possibility that a junction with the Valdecañas vein also exists here, but has not been proven. To the east of section M, the interpretation of the Desprendido vein is tenuous, and there is no assurance that there is physical or grade continuity between a few isolated, scattered vein intersections with silver values >100 g/t.

An area of deep mineralization outside of both the Valdecañas and Desprendido veins in three holes (KE, MG and OG) with low-grade silver but increased gold values and varying appearance, geometry and character requires additional drilling before resource modelling is supported by a sufficient number of drill holes.

The Juanicipio vein, located some 1.2 kilometres to the south of the Valdecañas vein, has been identified by drilling over a strike length of approximately 1.3 kilometres. It is generally narrow, with an average true vein width of less than one metre. The vein also strikes at approximately 100˚ and dips to the south at 45 to 55˚. Our review of drill core and of the existing geological model confirmed the existing interpretation.

14.3.2.	Wire framing

The results of the geological interpretation were used to create wireframes for the three veins in LEAPFROG© using vein boundaries as input. These wireframes were later expanded to observe a minimum true width of two metres, to allow for mining realities. Table 12 summarizes the number of vein composites for each vein, and the number of expansions:

Table 12 Summary of Vein Expansions

	Total Number of Vein Composites	Number of Vein Composites Expanded (%)
Valdecañas Vein	74	21 (28%)
Desprendido Vein	29	17 (59%)
Juanicipio Vein	24	20 (83%)

Most of the expansions in the Valdecañas vein are near its upper part where it becomes narrow above approximately elevation 1850. The expansions of the Desprendido vein are mostly to the east of the ID Fault and reflect its physically less continuous nature. The Juanicipio vein is naturally thin with an average true width of less than one metre, which is reflected in the large proportion of expanded vein composites.

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The wireframes were allowed to include peripheral low-grade vein intercepts along strike or up and down-dip interpreted to represent the vein in question, and to continue into intersections without veins in case of the Desprendido and Juanicipio veins. This allows the use of low-grade intervals during grade interpolation to mimic the decrease of the vein grade beyond the last ore-grade drill-hole. DDH OD in the Valdecañas vein and DDH JU1 in the Juanicipio vein were only used for wireframe construction but not for statistics and grade interpolation because of `poor core recovery.

Given the depth of the veins and the length of the drill holes with which they have been explored, the wireframes turned out to be surprisingly smooth, with only a few small “bumps” that are most likely due to slightly inaccurate drill-hole surveys. DDH PD, which was moved and transformed into substitute PDA as described in Section 14.3.1, is a single extreme example of such deviation problems.

14.4.	Assay Statistics, Domaining and Choice of Capping Values

14.4.1.	Current Resource Estimate

The evaluation of the assay data for each of the veins was undertaken using actual vein samples before compositing. The sample-length statistics are compiled in the following table:

Table 13 Summary of Sample-Length Statistics

Vein	Number of Samples	Minimum (m)	Maximum (m)	Average (m)	Standard Deviation (m)
Valdecañas	426	0.13	1.85	0.95	0.21
Desprendido	137	0.60	1.50	0.97	0.18
Juanicipio	28	0.18	2.70	0.85	0.47

The evaluation attempted to take into account any metal zoning of the veins. For this purpose, longitudinal sections for each of the three veins were evaluated using grade-thickness (GT) vein composites for silver and simple vein composite assays for lead and zinc. For the Valdecañas vein, the plots showed the existence of two populations for silver, lead, and zinc. For silver, the assay populations are of nearly equal size, but for lead and zinc more than 80% of the assays are in the high-grade population. An example is shown in Figure 18.

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Figure 18  Log-Probability Plot for Zn, Valdecañas Vein

The break between the two populations occurs at approximately 1% Zn. Table 14 shows the position of the population breaks and the average grades for each of the high-grade and low-grade populations.

Table 14	Low-Grade and High-Grade Populations, Valdecañas Vein

	Population Break	Low-Grade Domain		High-Grade Domain
		Number of Composites	Average Grade (g/t)	Number of Composites	Average Grade (g/t)
Silver	2 300 m×g/t	207	168	219	1 093
Lead	0.8%	71	0.18	355	2.26
Zinc	1.0%	71	0.36	355	4.09

To test whether the data presented in Table 14 are strictly statistical or actually represent grade domains for silver, lead and zinc in the Valdecañas vein, the high-grade and low-grade samples were plotted with different colours in longitudinal section. While there was no complete separation, the two populations clustered in different parts of the vein, as is shown for zinc in Figure 19 below. The log-probability data of the high-grade and low-grade populations indicate the presence of further sub-populations particularly for lead and zinc, which, however, cannot currently be further separated geographically.

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Figure 19  Valdecañas Vein, High-Grade and Low-Grade Vein Composites for Zinc

Composite Zn grade < 1.0% - green; Zn composite grade > 1.0% - red. Note the ID Fault

The Valdecañas vein was therefore sub-divided into high-grade and low-grade domains for silver, lead and zinc. The high-grade domain for silver tends to be at an intermediate elevation and consists of three discontinuous sub-domains, roughly in the centre of the ore-grade mineralization. The high-grade lead and zinc domains are coincident, occupy the lower half of the mineralization explored by drill holes, and contain more than 80% of all assays.

The next three figures show the vein composite grade contours for the four elements (grade-thickness for silver, grade only for the others) within the Valdecañas vein on vertical longitudinal section and the outline of the high-grade domains adopted (solid dark-brown lines).

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Figure 20  Valdecañas Vein, Low-Grade and High-Grade Domains for Silver

Colours: blue - <1700 m×g/t; green and yellow - 1700 to 2300 m×g/t; orange and red - >2300 m×g/t.

Figure 21  Valdecañas Vein, Low-Grade and High-Grade Domains for Lead

Colours: blue - <0.45% Pb; green - 0.45% to 0.8% Pb; orange >0.8% Pb.

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Figure 22 Valdecañas Vein, Low-Grade and High-Grade Domains for Zinc

Colours: blue - <0.45% Zn; green - 0.45% to 1.0% Zn; orange and red - >1.0% Zn.

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No clear domaining could be established for gold in the Valdecañas vein as shown in Figure 23, and domaining attempts in the Desprendido and Juanicipio veins did not succeed for any of the elements of interest, possibly due to the smaller assay database.

Figure 23  Valdecañas Vein, Gold-Grade Distribution of Vein Composites

Colours: blue - <1.0 g/t;green - 1.0 to 1.5 g/t; orange and red - >1.5 g/t.

Capping values were evaluated for each element separately and for the high-grade and low-grade domains of the Valdecañas vein (for silver, lead and zinc), and for the entire Valdecañas vein for gold. For the Desprendido vein, the complete populations of individual drill-hole assays were evaluated for all elements of interest. The evaluation considered arithmetic and log-transformed frequency distribution plots as well as log probability plots. In most cases, the choice of the capping value was relatively easy, since the break in the log-probability plot coincided reasonably well with the gap in the frequency distribution diagrams. An example is shown in Figure 24 on the next page. The silver capping level chosen was 6 700 g/t. The capping levels for the gold, lead and zinc were chosen in the same manner.

Table 15 below summarizes the capping levels adopted, and their effect on key statistical parameters such as the mean and the standard deviation of the various vein and domain populations.

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Figure 24 Statistical Plots for Silver Vein Assays, High-Grade Domain, Valdecañas Vein

Histogram for AG / HG DOMAIN
Values > Trace : 219
Minimum : 8
Maximum : 15026
Mean : 1070
StdDeviation : 1559
Coeff.Variation : 1.46
Frequency
AG

Log Histogram for AG / HG DOMAIN
Values > Trace : 219
Minimum : 8
Maximum : 15026
Mean : 1070
StdDeviation : 1559
Coeff.Variation : 1.46
Frequency
AG

Log Probability Plot for AG / HG DOMAIN
Values > Trace : 219
Minimum : 8
Maximum : 15026
Mean : 1070
StdDeviation : 1559
Coeff.Variation : 1.46
Probability
AG

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Table 15  Original Vein Assays, Capping Levels and Capped Assay Statistics

	Original Assays						Capping			Capped Assays
	N	Minimum	Maximum	Mean	SD	CoV	Cap Grade	Percentile	NumberCapped	Mean	SD	CoV	Metal Loss
Valdecañas Vein Low-Grade Domains
Ag (g/t)	207	4	2 560	176	319	1.8	1 300	98.4%	3	164	245	1.5	7%
Au (g/t)	for the whole vein only
Pb (%)	71	0.0	1.47	0.19	0.26	1.4	1.0	98.3%	1	0.18	0.23	1.3	3%
Zn (%)	71	0.0	4.14	0.37	0.58	1.6	2.7	98.4%	1	0.35	0.48	1.4	6%
Valdecañas Vein High-Grade Domains
Ag (g/t)	219	8	15 025	1 070	1 559	1.5	6 700	98.9%	2	1 028	1 300	1.3	4%
Au (g/t)	for the whole vein only
Pb (%)	355	0.0	30.0	2.33	3.55	1.5	15.0	99.2%	3	2.23	2.97	1.3	4%
Zn (%)	355	0.0	29.8	4.17	3.89	0.9	20.0	99.7%	1	4.14	3.73	0.9	1%
Valdecañas Vein Total(total vein, no domains)
Ag (g/t)	426	4	15 025	641	1230	1.9
Au (g/t)	426	0.0	38.0	2.07	4.31	2.1	16.0	98.3%	7	1.86	3.1	1.6	10%
Pb (%)	426	0.0	30.0	1.98	3.34	1.7
Zn (%)	426	0.0	29.8	3.54	3.83	1.1
Desprendido Vein
Ag (g/t)	137	4	8930	461	1221	2.6	4 400	95.9%	6	408	940	2.3	12%
Au (g/t)	137	0.0	13.8	0.99	1.71	1.7	7.0	98.5%	2	0.91	1.27	1.4	8%
Pb (%)	137	0.0	14.1	1.57	2.72	1.7	13.0	98.5%	2	1.56	2.65	1.7	1%
Zn (%)	137	0.0	15.9	2.49	3.45	1.4	14.0	98.7%	2	2.48	3.39	1.4	1%
Juanicipio Vein
Ag (g/t)	16	2.0	4370	1 246	1551	1.2	2 600	82.3%	3	931	971	1.0	25%
Au (g/t)	16	0.0	4.4	1.08	1.12	1.0	5.5	94.0%	1	1.08	1.12	1.0	0%
Pb (%)	16	0.0	10.5	1.58	2.38	1.5	5.0	94.0%	1	1.31	1.49	1.1	17%
Zn (%)	16	0.0	7.7	2.53	2.32	0.9	7.0	94.0%	1	2.50	2.25	0.9	1%

Note: SD = standard deviation, CoV = coefficient of variation.

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The creation of the domains for silver, lead and zinc for the Valdecañas vein has resulted in a reduction of the coefficient of variation (CoV) for the individual domains compared to the entire vein assay populations, an indication that the domains are more homogenous than the vein as a whole.

Capping levels for the domains of the Valdecañas vein are generally above the 98% percentile, and reduce the coefficients of variation to 1.5 or less, which are good values. The metal “removed” is highest for gold at 10%, but is more modest for the other elements.

Silver in the Desprendido vein, despite being aggressively capped at the 95.9% percentile, retained a high CoV of 2.3 for the capped values. There are indications of perhaps two silver populations, which would explain the high CoV, but attempts at domaining proved futile. As a result, the silver grade of the Desprendido vein may be over-estimated in the current resource model. The other elements show similar statistics compared to their counterparts in the Valdecañas vein.

Given the small number of samples in the Juanicipio vein, the capping levels must be regarded as very preliminary.

14.4.2.	Comparison with Fresnillo and RPA June 2011 Capping Effects

The capping efforts in the past have treated the Valdecañas and Desprendido veins together, without any domaining. For these two veins, silver caps have ranged from 4 650 g/t (Chartier et al., 2008) to 6 000 g/t (Ross 2011), fluctuating somewhat with the amount of data available. This is also the case for the estimates prepared by Fresnillo and RPA using the June 2011 project data. We have calculated the average capped grade for the Valdecañas and Desprendido vein assays from the data presented in Table 15 and compared them to the corresponding data in Fresnillo, 2011a in Table 16. The corresponding data for the RPA June 2011 estimate were not available.

Table 16  Comparison of the Effects of Capping, June 2011 Estimates

		Average Grade of Capped Composites3
		Number of Composites	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Valdecañas Vein	Fresnillo	405	622	2.0	2.1	3.7
	Strathcona	426	613	1.8	1.8	3.4
Desprendido Vein	Fresnillo	79	605	0.8	1.0	1.9
	Strathcona	128	439	0.9	1.6	2.5

3  Note that the data are for one-metre composites for Fresnillo, while they are for original assays for the Strathcona data. The effect of this difference is judged to be small.

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The data in Table 16 in part reflect the changes made during the re-interpretation of the Valdecañas and Desprendido veins for the Strathcona model, and in part the effect of different capping levels. For the Valdecañas vein, the effects of the different capping approaches are not important, but are more pronounced for the Desprendido vein.

14.5.	Compositing

The capped assays were composited into one-metre composites using the variable-length option in DATAMINE. By adjusting the composite length, this process does not leave “widows” or “orphans” which could represent a sizeable proportion of the intersections, which are generally of moderate length. Composites were weighted by both length and bulk density because there is an obvious correlation with base metal grade and density as shown in Figure 25 in Section 14.6.

Compositing took place inside the vein wireframes and included both actual vein intervals and contiguous samples (where required) to bulk up narrow veins to the two-metre minimum mining width. The expanded vein composites were later used for variography and grade interpolation.

Non-vein intersections were added to the vein composites where holes without a vein intersected the wireframes to mimic the gradual grade decrease away from the last ore-grade drill-holes at the edges of the well-mineralized parts of the various veins as discussed in Section 14.3.2. This was the final composite database used for the resource estimation. The statistics of these “final vein composites” are presented and compared to the capped vein assays and the expanded vein composites in Table 17 below.

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Table 17	Statistics of Capped Vein Assays and Composites

	Capped Vein Assays ( Table 15)				Capped Vein Assays (Expanded to 2 m)				Final Vein Composites
	N	Mean	SD	CoV	N	Mean	SD	CoV	N	Mean	SD	CoV
Valdecañas Vein Low-Grade Domains
Ag (g/t)	207	164	245	1.5	209	152	215	1.4	213	149	214	1.4
Pb (%)	71	0.18	0.23	1.3	78	0.15	0.19	1.3	82	0.15	0.19	1.3
Zn (%)	71	0.35	0.48	1.4	78	0.29	0.40	1.4	82	0.28	0.39	1.4
Valdecañas Vein High-Grade Domains
Ag (g/t)	219	1 028	1 300	1.3	209	1 036	1 164	1.1	209	1 035	1 164	1.1
Pb (%)	355	2.23	2.97	1.3	340	2.24	2.74	1.2	340	2.24	2.74	1.2
Zn (%)	355	4.14	3.73	0.9	340	4.12	3.36	0.8	340	4.12	3.36	0.8
Valdecañas Vein Total
Au (g/t)	426	1.86	3.1	1.6	418	1.78	2.83	1.6	422	1.77	2.82	1.6
Desprendido Vein
Ag (g/t)	137	408	940	2.3	146	380	834	2.2	221	257	702	2.7
Au (g/t)	137	0.91	1.27	1.4	146	0.84	1.16	1.4	221	0.57	1.02	1.8
Pb (%)	137	1.56	2.65	1.7	146	1.44	2.48	1.7	221	0.98	2.13	2.2
Zn (%)	137	2.48	3.39	1.4	146	2.30	3.14	1.4	221	1.59	2.78	1.8
Juanicipio Vein
Ag (g/t)	16	931	971	1.0	26	433	637	1.5	60	216	466	2.2
Au (g/t)	16	1.08	1.12	1.0	26	0.51	0.71	1.4	60	0.61	0.93	1.5
Pb (%)	16	1.31	1.49	1.1	26	0.63	0.98	1.5	60	0.34	0.72	2.1
Zn (%)	16	2.50	2.25	0.9	26	1.19	1.60	1.3	60	0.66	1.21	1.8

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14.6.	Bulk Density

The bulk density data obtained from drill core (Section 12.2) were evaluated for each of the veins and separately for the base-metal domains of the Valdecañas vein. The data for the original assay data are summarized in Table 18.

Table 18  Density Statistics by Vein and by Domain

Vein, Domain	N	Minimum (g/cm3)	Maximum (g/cm3)	Mean (g/cm3)	SD (g/cm3)	CoV
Valdecañas, Low-Grade	71	2.34	3.52	2.70	0.16	0.06
Valdecañas, High-Grade	355	2.36	4.85	3.03	0.38	0.12
Desprendido	128	2.35	3.82	2.87	0.30	0.10
Juanicipio	17	2.27	3.51	2.89	0.34	0.12

As expected, the density is reasonably well correlated with the total sulphide content, which is expressed as the sum of the lead, zinc and iron assays in Figure 25.

Figure 25  Core Density Measurements vs. Pb + Zn + Fe Concentrations

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Based on the frequency plots created for each of the drill-core density populations summarized in Table 18, no capping is required for any of the bulk density populations. Unless actual bulk density data were available, a default density of 2.6 g/cm3 was used for the waste added to achieve a two-metre minimum mining width, and for the barren composites in barren drill holes.

It should be noted that the bulk density measurements, as pointed out in Section 12.2, are probably biased high by a small amount that has yet to be established.

14.7.	Variography

Variography was undertaken separately for the high-grade and low-grade domains of the Valdecañas vein for silver, lead and zinc, and for gold for the entire vein. Variography was undertaken for the entire Desprendido and Juanicipio veins for each of the four elements. The down-hole variograms are shown in Figure 26.

Figure 26  Down-Hole Silver Variograms for the Valdecañas and Desprendido Veins

The ranges are short as expected, from 5 to 7 metres, and the nugget (the point where the variogram reaches the left vertical axis in the two diagrams) for all elements is in the range of 0.2 to 0.4 for both veins. Given the very limited width of the Juanicipio vein, there is insufficient data to attempt down-hole variography.

Efforts to create variograms for silver in the high-grade and low-grade silver domains of the Valdecañas vein are shown in Figure 27 for two directions. The attempts met with little success. The range of the variograms, which were created with a lag of 100 metres, is shorter than the drill-hole spacing. Variography was not attempted for the Desprendido or the Juanicipio veins given their limited database.

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Figure 27  Silver Variograms - High-Grade and Low-Grade Domains, Valdecañas Vein

Variography on the bulk density data showed the same pattern as the assay data, without a discernable range being exhibited.

Given the variography results, search distances for grade interpolation will have to take their guidance from the overall continuity character of each vein, which can be inferred from the long sections.

14.8.	Block Model

A new block model was created which encompasses both the Valdecañas and Juanicipio areas and allows for future resource additions down-dip for the known veins, and for the inclusion of the Las Venadas structure if and vein when warranted. Direction X is along an azimuth of 120˚ (the strike of the veins), direction Y is horizontal and perpendicular to X (i.e., 30˚), and the third dimension Z is the vertical. Block size was chosen at 24 metres or one-quarter of the average drill-hole spacing of approximately 100 metres in the X direction, by 12 metres for the vertical (Z) by 6 metres in the Y direction. Sub-blocks in DATAMINE were set to four metres for X and to one metre for each of Y and Z. The block model statistics are compiled in Table 19.

Table 19	Block Model Dimensions and Statistics

	Azimuth/Dip	Origin	Blocks
			N	Block Size (m)	Distance (m)
X	120˚/0˚	708 978	106	24	2 544
Y	30˚/0˚	2 558 921	332	6	1 992
Z	Vertical	1181	88	12	1 056

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The total volume is more than five cubic kilometres. However, the block model was left empty for most of its volume between the Valdecañas and Juanicipio vein areas. Figure 28 shows the location and extent of the block model.

Figure 28  Block Model Extent

The three veins under consideration have the following wireframe volumes in Leapfrog and block-model volumes in DATAMINE:

Table 20  Wireframe and Block Model Volumes

Vein	Wireframe (m3)	Block Model (m3)	Ratio Leapfrog/Datamine
Valdecañas	6 037 420	6 036 880	1.00009
Desprendido	2 234 397	2 235 136	0.9997
Juanicipio	3 931 821	3 931 624	1.00005
Total	12 203 638	12 203 640	No Difference

The two sets of volumes are practically identical.

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14.9.	Grade Interpolation

14.9.1.	Composite Utilization

The choice of a maximum number of composites used from any one drill hole (MAXKEY) has an influence on the outcome of the estimate, as Srivastava (2011) and Leuangthong et al (2011) have pointed out. We have investigated4 the relationship between maximum number of composites per hole and the resultant silver grade of the Valdecañas vein for a number of cases, which are shown in Figure 29. The silver grade is reported at a cut-off grade of 100 g/t Ag, and all cases used:

Minimum number of composites = two (i.e., two metres of assay information);

Maximum number of composites from all holes = 36 (i.e., 36 metres of assay information);

Interpolation = inverse distance to the third power (ID3).

Figure 29  Effect of the Choice of MAXKEY on the Silver Grade Estimate, Valdecañas Vein

The dent in the data at a MAXKEY of 10 is unexplained.

The results confirm the contention by Srivastava (2011) that a MAXKEY of three, as had been used by Fresnillo for their year-end 2010 estimate, imparts a low silver-grade bias on the resource estimate.

4  The runs were undertaken by Lyle Hansen in GEMCOM using the Strathcona final vein composites

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SRK-Canada had concluded that using a maximum number of five or six composites per drill hole provided an adequate solution. Based on the data shown in Figure 29, we have chosen to use a MAXKEY of eight for the estimate for the Valdecañas vein. A block cannot be interpolated if at least one drill hole is not within the search radius, therefore the minimum number of composites required for grade estimation is two, taking into account the minimum width of two metres for the wireframes and the composite length of one metre.

The maximum number of composites that can be used (from more than one drill hole) was set at 24 or at three times the MAXKEY.

Application of the same composite utilization choices for the Desprendido vein resulted in obvious anomalies for two long intersections in this vein – drill holes GE (566 g/t Ag over an intersection length of 16.2 m) and KG3 (302 g/t Ag over 19.2metres). The silver grade is irregularly distributed in these holes with the effect that a MAXKEY of eight resulted in blocks with silver grades below 100 g/t (the resource reporting cut-off grade) being created only a few metres above the intersections. Conversely, the silver grade of the blocks below the drill holes was over-estimated, since by chance of geometry only the high-grade composites were considered. The problem was solved by increasing MAXKEY for the Desprendido Vein to 10, but we left the maximum for the total number of composites at 24.

For the Juanicipio vein, where the largest number of composites per hole is three, a minimum of two composites was required for grade interpolation, with no maximum per drill hole and no maximum for the total number of composites being specified.

14.9.2.	Search Ellipsoids and Search Distances

For the Valdecañas and Desprendido veins, the axes of the search ellipsoid were set along strike, down-dip and across strike. For the Juanicipio vein, where the ore-grade mineralization forms a recognizable shoot, the search ellipsoid was adjusted, and the long axis followed the interpreted shoot direction.

In the absence of variography ranges, search radii were chosen to reflect the perceived overall continuity of the three veins under consideration as evident form the longitudinal sections. The Valdecañas vein has the best continuity, in line with the experience for the other major veins in the Fresnillo District. The Desprendido vein shows intermediate continuities, and the Juanicipio vein the shortest.

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Table 21  Search Ellipsoid Axes Directions and Radii

	a (longest)		b (shortest)		c (intermediate)
	Azimuth/Dip	Radius (m)	Azimuth/Dip	Radius (m)	Azimuth/Dip	Radius (m)
Valdecañas	120˚/0˚	160	30˚/-40˚	200	210˚/-50˚	80
Desprendido	120˚/0˚	100	30˚/-40˚	200	210˚/-50˚	50
Juanicipio	245˚/-40˚	100	20˚/-40˚	50	150˚/-35˚	50

The ellipsoid axis along direction b would normally be the shortest, being perpendicular to the dip of the veins. However, in order for the grade interpolation to bridge the large gap between the lower parts of the Valdecañas and Desprendido veins across the ID Fault, this search axis was artificially inflated to 200 metres for these two veins. There is no other effect, since only composite grades from the vein being interpolated could be used for its grade information. For the Juanicipio vein, a more normal “short” axis of 50 metres was selected to ensure complete inclusion of eligible composites of the vein in the grade interpolation where the vein attitude changes.

14.9.3.	Grade Interpolation

To emphasize the local grade information, the base-case grade interpolation was undertaken using inverse distance weighting to the third order (ID3). To gauge the preservation of metal content, a nearest-neighbour (NN) estimate was also undertaken, similar to a traditional polygonal resource estimate, which, however, under-estimates tonnage and over-estimates grade once a cut-off grade is introduced. The results of the two different estimation methods are discussed in Section 14.11.4.

14.9.4.	Bulk Density Interpolation

The bulk density data were interpolated using the same search ellipsoids and search distances as were applied to the grade interpolation. Interpolations were run for the tonnages inside the wireframes of all veins together using ID2 and ID3, with little difference between the two (Table 22). For the final estimate, ID3 was selected.

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Table 22  Results of Different Density Interpolation Algorithms

	ID2	ID3
Total Tonnage (‘000)	17 838	17 824
Average Bulk Density	2.85	2.85

14.10.	Resource Classification

The average drill-hole spacing is about 90 by 90 metres, and the sample ratio represented by a single intersection is in the order of one in five million (one kilogram of sample for every 5000 tonnes of ore in the ground). Given this wide drill-hole spacing, there was only one grade interpolation run for each of the veins. The approach of using multiple interpolation runs for classification purposes common in many other projects would require tighter drill-hole spacing.

Given the relatively sparse drill-hole information for the three veins under consideration, there are at this time no measured resources on the Minera Juanicipio property. The delineation of the indicated and inferred classifications was determined by recording the number of vein composites used to estimate a particular block. Figure 30 shows the results of this interpolation in longitudinal projection for the Valdecañas vein. There is a reasonably coherent area where four or more vein composites contributed to the grade estimation of a block. The somewhat patchy pattern was manually surrounded by a line enclosing those blocks assigned the indicated class, and took into account the location of single holes. All other blocks were assigned the inferred class.

The same approach was used for the Desprendido vein, and the results are shown in Figure 31. There are only a few isolated patches of blocks that were estimated by four holes, not enough to place any of the resources of this vein in the indicated class, in line with the reduced physical and grade continuity of this vein compared to the Valdecañas vein. The relatively high proportion of holes with poor core recovery (Section 10.3) and the high coefficient of variation of the silver assay population after capping (Table 15, Section 14.4.1) contribute to the classification of the entire Desprendido vein as no higher than inferred.

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Figure 30  Number of Vein Composites Used for Grade Interpolation, Valdecañas Vein

Number of vein composites used: blue – 1 to 3, green – 4 & 5, red - > five. White blocks are without grade estimate. The black line surrounds the blocks placed in the indicated category. Drill-hole locations are shown as half-circles. This legend is the same for Figure 31 below

Figure 31  Number of Vein Composites Used for Grade Interpolation, Desprendido Vein

Because of its narrow width, large drill-hole distances and occasional pinch-outs, all of the Juanicipio vein mineral resources were placed in the inferred resource category.

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14.11.	Resource Estimation Results

14.11.1.	Cut-Off Grade and Reporting Boundaries

The block model for all three veins is shown in vertical longitudinal section for the interpolated silver grades in the following three figures. The figures include the Juanicipio 1 Concession boundary and the limits imposed to prevent the resource estimate to be extended an unreasonable distance beyond outside drill holes. The white blocks in these figures depict blocks that did not receive a grade estimate using the search distances discussed in Section 14.9.2 (Table 21).

Figure 32 Valdecañas Vein Composite & Block Model Silver Grades

Colour code for vein composite (shown as over-sized circles) and block silver grades: dark and light blue–<100 g/t; green, yellow and orange – 100 to 230 g/t; red - >230 g/t. White blocks are without estimate. The black line is the reporting limit, which is further constrained by the property boundary (yellow lines).

At the outer edges of the drill-hole information, the interpolated block model was cut off at a nominal distance of 25 metres in the up-dip direction where the top of the boiling zone is ill-defined, and at a distance of 50 metres in the strike and down-dip directions.

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Figure 33  Desprendido Vein Composite & Block Model Silver Grades

Colour code for vein composite (shown as over-sized circles) and block silver grades: dark and light blue–<100 g/t; green, yellow and orange – 100 to 230 g/t; red - >230 g/t. White blocks are without estimate

Figure 34  Juanicipio Vein Composite & Block Model Silver Grades

Colour code for vein composite (shown as over-sized circles) and block silver grades: dark and light blue–<100 g/t; green, yellow and orange – 100 to 230 g/t; red - >230 g/t. White blocks are without estimate. The black line is the reporting limit. The cluster of red blocks above the upper right corner of the reporting limit is centred on drill hole JU1 and was not included because of poor core recovery in that hole.

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Resource estimates by Fresnillo/SRK have been reported at a cut-off grade of 200 g/t silver equivalent, while those by Scott Wilson have been reported at a $50 per tonne net smelter return (NSR) value. With changing metal prices, true comparisons between different estimates become difficult. We have taken the approach of reporting the Juanicipio mineral resources at a cut-off grade of 100 g/t silver. Silver is the most important metal for Minera Juanicipio, and the cut-off grade chosen (including an allowance for 80% recovery) approximates the ore value required to cover the operating costs of approximately $50 per tonne. Those parts of the current resource estimate with less than 100 g/t silver but with significant values in gold, lead or zinc will be considered for inclusion in any mine plan that will evaluate each block with respect to its ore value to which all four metals contribute.

14.11.2.	Presentation of Resource Estimate

Table 23 summarizes the Strathcona estimate of mineral resources for the Juanicipio Joint Venture as of June 2011. While the block model extends into the surrounding Fresnillo claims for short distances because of the deviation of some of the holes drilled from the joint-venture property, the resources are reported only to the Juanicipio 1 Concession boundary. Given the uncertainties inherent in the estimate, the tonnages, grades and metal content as presented are rounded to the nearest significant digits.

Table 23  Estimate of Mineral Resources for Minera Juanicipio - June 2011

Cut-off Grade = 100 g/t Ag
	Tonnes (millions)	Silver (g/t)	Silver (million ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	2.0	459	30	2.0	1.6	3.1
Desprendido Vein
Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein
Inferred	0.5	638	10	0.8	0.9	1.7
Totals
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	4.3	513	71	1.4	1.6	3.0

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Mineral resources have no demonstrated economic viability. Additionally, inferred mineral resources have a large degree of uncertainty as to their existence, quantity and quality, and it cannot be assumed that all or any part of the inferred mineral resources can be upgraded to a higher mineral resource category.

The next six figures show the block model silver grades on the same sections and level plans that were used to present the vein geology in Figures 13 to 17, plus a section for the Juanicipio vein.

Figure 35  1750-Metre Level, Block Model Silver Grades, All Veins

709750
710000
710250
710500
710750
711000
711250
560250
560000
559750
559500
559250
559000
558750
558500
N
Desprendido Vein
ID Fault
Valdecañas Vein
[ABSENT]
[4.66,50]
[50,100]
[100,200]
[200,300]
[300,400]
[400,500]
[500,1000]
[1000,CEILING]
Juanicipio Vein
Silver Grade

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Figure 36  1650-Metre Level, Block Model Silver Grades, All Veins

Desprendido Vein
ID Fault
Valdecañas Vein
Juanicipio Vein
Silver Grade
[ABSENT]
[4.66,50]
[50,100]
[100,200]
[200,300]
[300,400]
[400,500]
[500,1000]
[1000,CEILING]
N
709750
710000
710250
710500
710750
711000
711250
560250
560000
559750
559500
559250
559000
558750
558500

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Figure 37  Block Model Cross Section Valdecañas and Desprendido Veins, Line 675 W

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Figure 38  Block Model Cross Section Valdecañas and Desprendido Veins, Line 500 W

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Figure 39 Block Model Cross Section Valdecañas Vein, Line 200 E

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  Figure 40  Block Model Cross Section Juanicipio Vein, Line 18

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14.11.3.	Grade-Tonnage Information

A detailed listing of the grade-tonnage data for each of the three veins for silver cut-off grades up to 300 g/t is in the Appendix. Figure 41 shows the data for the Valdecañas and Desprendido veins.

Figure 41 Grade-Tonnage Curves, Valdecañas and Desprendido Veins

The indicated resources of the Valdecañas vein show little sensitivity to a change in cut-off grade, and the application of mining constraints will not have a marked effect on the mineable resource grade and tonnage after dilution provisions have been applied. In contrast, the inferred resources will respond with comparably larger tonnage and silver-grade variations to changes in economic parameters. However, even if the effective cut-off grade for the inferred resources is lowered to 50 g/t, the average silver grade is still at a comfortable level of 300 g/t.

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Strathcona Mineral Services Limited

The Desprendido vein occupies an intermediate position between the Valdecañas indicated (little change) and inferred (relatively large response) to changes in economic parameters. There is the added observation of the large tonnage of very low-grade material (below a silver cut-off grade of 10 g/t), which is the result of the inclusion of the low-grade drill-hole intercepts into the Desprendido wireframe; none of this material will ever become part of any mine plan.

14.11.3.	Block Model Verification

A number of checks and tests were undertaken to verify the reasonableness of the resource estimate for Minera Juanicipio as presented in Table 23.

•
A visual inspection on long and cross section was done to verify that the block surrounding a drill hole reflected the grade in that drill hole. It was at this stage that it was discovered that the MAXKEY (maximum number of composites used from any one drill hole) for the Desprendido vein had to be set to 10 to assure a reasonable grade distribution;

•	The vein composite grades and block-model grades are in reasonable harmony as is evident from the three long sections in Figures 32 to 34 above;

•	The vein composite statistics and block model statistics at zero cut-off grade were compared, and the results are summarized in Table 24.

As expected, the mean values of the block-model blocks are generally lower than the values for the final vein composites, except for the Juanicipio vein. This typically occurs as a result of declustering during the grade interpolation process. The grade interpolation also results in a reduction of the standard deviation and thus to lower coefficients of variation. The boundary between the low-grade and the high-grade domains of the Valdecañas vein was left transparent during grade interpolation, and as a result the average block grades of the low-grade domain are higher than the vein-composite grades. For the Valdecañas vein as a whole, lower average block grades result from the grade interpolation as expected.

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Strathcona Mineral Services Limited

Table 24  Statistics of Final Vein Composites and Blocks

	Final Vein Composites (Table 17)				Block Statistics
	N	Mean	SD	CoV	N	Mean	SD	CoV
Valdecañas Vein Low-Grade Domains
Ag (g/t)	213	149	214	1.4	110 430	194	199	1.0
Pb (%)	82	0.15	0.19	1.3	62 684	0.45	0.69	1.5
Zn (%)	82	0.28	0.39	1.4	62 684	0.96	1.47	1.6
Valdecañas Vein High-Grade Domains
Ag (g/t)	209	1 035	1 164	1.1	50 631	867	447	0.5
Pb (%)	340	2.24	2.74	1.2	98 377	2.09	1.29	0.6
Zn (%)	340	4.12	3.36	0.8	98 377	3.89	1.85	0.5
Valdecañas Vein Total
Ag (g/t) calculated	422	588			161 061	405
Au (g/t)	422	1.77	2.82	1.6	161 061	1.63	1.19	0.7
Pb (%) calculated	422	1.83			161 061	1.58
Zn (%) calculated	422	3.37			161 061	2.75
Desprendido Vein
Ag (g/t)	221	257	702	2.7	76 670	233	468	2.0
Au (g/t)	221	0.57	1.02	1.8	76 670	0.55	0.71	1.3
Pb (%)	221	0.98	2.13	2.2	76 670	0.86	1.15	1.3
Zn (%)	221	1.59	2.78	1.8	76 670	1.55	2.07	1.3
Juanicipio Vein
Ag (g/t)	60	216	466	2.2	53 133	217	419	1.9
Au (g/t)	60	0.61	0.93	1.5	53 133	0.62	0.85	1.4
Pb (%)	60	0.34	0.72	2.1	56 133	0.36	0.55	1.5
Zn (%)	60	0.66	1.21	1.8	53 133	0.70	0.99	1.4

A nearest neighbour (NN) interpolation was undertaken using vein composites. Its purpose is to check on the metal content of the resource. The NN interpolation method under-estimates tonnages and over-estimates grades once a cut-off grade is applied. The NN results are compared with the ID3 results at a cut-off grade of 10 g/t silver in Table 25. The 10 g/t silver cut-off was used instead of a zero cut-off grade so that the very low-grade data from the Desprendido vein would not interfere.

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Table 25 Metal Content for NN and ID3 Interpolation Methods

		Indicated Resources				Inferred Resources
		Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
		Ounces (millions)	Ounces (‘000)	Tonnes (‘000)	Tonnes (‘000)	Ounces (millions)	Ounces (‘000)	Tonnes (‘000)	Tonnes (‘000)
Valdecañas Vein	NN	131	345	130	243	34	229	58	107
	ID3	128	362	124	242	34	217	56	104
Desprendido Vein	NN					32	71	37	68
	ID3					32	74	37	65
Juanicipio Vein	NN					11	13	5	9
	ID3					10	13	5	9
Total	NN	131	345	130	243	77	313	100	184
	ID3	128	362	124	242	76	304	98	178

The comparative data presented in this section on the block model verification indicate that the resource estimate presented is reasonable. The block-model statistics compare well with the vein composite statistics, the silver-grade distribution in the block model honours the local information of the vein composites, and the metal contents as determined by the nearest-neighbour estimation at a low cut-off grade are sufficiently similar to those estimated using the ID3 interpolation. We have in Section 14.3 commented on the high coefficient of variation remaining for the silver-grade population of the Desprendido vein even after capping. The silver grade of this vein is therefore probably over-estimated, but a larger assay database is required to address this issue.

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14.11.5.	Comparison with Fresnillo June 2011 and RPA June 2011 Estimates

Table 26 compares the three most recent estimates of the Minera Juanicipio project using exploration data available as of June 20115. To make the comparison meaningful, all of the estimates are reported at an identical cut-off grade of 100 g/t silver. Resource estimates using silver-equivalent grade or NSR value cut-offs introduces elements into the reporting that are unrelated to the deposit itself and are subject to change (metal prices, metallurgical performance and operating costs).

For the comparison between the Fresnillo and Strathcona resource estimates we offer the following comments:

•
The two indicated resource estimates for the Valdecañas vein are nearly identical. Only a small part of the vein is affected by the differences in geologic interpretation between the Strathcona and Fresnillo models, and the resulting assignment of partly different intersections to this vein, as described in Section 14.3.1;

•	The introduction of the two-metre minimum mining width has lowered the average grades for all inferred resources, most notably for those of the Juanicipio and Desprendido veins;

•
The inclusion of low-grade or barren intervals into the eastern part of the Desprendido vein for continuity, and in the upper parts of the Valdecañas vein to model the grade and width reduction at the top of the boiling zone has also resulted in a grade reduction and to some extent in a tonnage reduction at the 100 g/t silver cut-off grade since some blocks have slipped below that grade;

•
The Strathcona estimate has been more stringent with the distance to which resources could be projected beyond the last drill hole at the edges of the Valdecañas vein. This explains most of the difference of approximately one million tonnes of inferred resources in this vein (Fresnillo – 3.0 million tonnes, Strathcona – 2.0 million tonnes). The ongoing drill program is in part targeting this area and will provide more clarity;

•
The re-interpretation of intersections in the western part of the Valdecañas area between the Valdecañas and Desprendido veins has led to a modest increase in resource tonnage of the latter. The main contributor to the increase in the resource tonnage of the Desprendido vein is the re-interpretation of the vein which now includes a number of lower-grade vein intercepts that had not previously been included;

•
The increase of the silver grade in the Strathcona model for the Juanicipio vein is the application of a less severe capping value (Fresnillo – 1 375 g/t, Strathcona – 2 600 g/t); differences in search ellipsoid orientation may also play a role.

5  There is a difference in the data used for the estimate for the Juanicipio vein as explained in Section 14.2

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Table 26   Comparison of Strathcona, Fresnillo and RPA Resource Estimates
(cut-off grade 100 g/t Ag - millions of tonnes and ounces of contained silver)

	Indicated						Inferred
	Tonnes	Silver		Gold (g/t)	Lead (%)	Zinc (%)	Tonnes	Silver		Gold (g/t)	Lead (%)	Zinc (%)
		g/t	ounces					g/t	ounces
Strathcona Estimate
Valdecañas	5.7	702	128	1.9	2.2	4.2	2.0	459	30	2.0	1.6	3.1
Desprendido							1.8	540	31	0.9	1.8	3.2
Juanicipio							0.5	638	10	0.8	0.9	1.7
Total	5.7	702	128	1.9	2.2	4.2	4.3	513	71	1.4	1.6	3.0
Fresnillo Estimate
Valdecañas	5.6	701	127	2.1	2.4	4.4	3.0	541	52	2.1	1.7	3.2
Desprendido							0.8	987	27	0.7	1.6	2.9
Juanicipio							0.4	571	7	1.6	1.0	1.7
Total	5.6	701	127	2.1	2.4	4.4	4.2	633	85	1.8	1.6	3.0
RPA Estimate
Valdecañas Main	5.0	772	124	2.1	2.1	4.2	3.0	446	43	1.6	2.1	3.4
Valdecañas Others	0.3	771	8	0.9	1.2	1.9	0.2	323	2	1.0	2.5	3.9
Desprendido	0.3	1 359	13	0.4	1.8	4.2	0.7	500	10	0.6	1.1	1.4
Juanicipio							1.0	803	26	2.5	0.7	1.4
Total	5.6	802	144	2.0	2.1	4.1	4.9	523	82	1.6	1.7	2.8

Totals may not compute exactly due to rounding

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For the comparison with the Roscoe Postle (RPA) resource estimate, we offer the following comments:

•
At the time of writing this report, we have only the results of the RPA estimate, but no information on the methods and parameters used. RPA have maintained the sub-division into several footwall and hanging wall branches for the Valdecañas/Desprendido vein system proposed in their year-end 2010 estimate, except that Hanging Wall 2 vein was disproved by the 2011 drilling. Thus direct comparison of resource estimates for individual veins within the Valdecañas/Desprendido vein system is not possible;

•
The RPA estimate of the indicated resources for the Valdecañas/Desprendido vein system has the same tonnage as the Strathcona estimate, but a higher silver grade (by 100 g/t), while the estimated grades for gold, lead and zinc are identical to ours. Without reviewing the RPA estimate in some detail, we cannot comment on the silver grade difference;

•
As expected, the RPA results for the Juanicipio vein are substantially more positive (both tonnes and grade) due to the difference in data used as explained in Section 14.2. The RPA estimate is probably too optimistic, and the Fresnillo and Strathcona estimates reflect the narrow width of the Juanicipio vein structure and limited number of drill intersections.

•	The estimate of inferred resources for the Valdecañas/Desprendido vein system by RPA is comparable to those by Fresnillo and Strathcona.

With the exception of the higher silver grade estimated by RPA for the indicated resources of the Minera Juanicipio project resulting in 12% more silver metal in the indicated resource class but similar metal content for gold, lead and zinc, the three resource estimates are in reasonable agreement given the variations and limited data base normally expected with resource estimates in the inferred class.

15.	ADJACENT PROPERTIES

As discussed in Section 4, the Juanicipio 1 concession is located in the western part of the Fresnillo silver mining district. Immediately to the north and east, the concession is adjoined by claims held by Fresnillo plc. Approximately one kilometre to the east, Fresnillo plc is currently sinking the Jarillas shaft and has erected a new treatment plant with a reported capacity of 3000 tonnes per day (Figure 42). The Jarillas vein, which may be the direct continuation to the southeast of the Valdecañas vein, is in the process of development and early mining.

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Figure 42  Jarillas Shaft and Flotation Plant from the Minera Juanicipio Property

The San Carlos shaft is in the distance to the left, and Cerro Proaño is behind the San Carlos shaft and further to the right (difficult to see, with a cloud shadow covering its left portion).

There are a few small claims held by third parties in the area as indicated on Figure 3 in Section 4.

16.	OTHER RELEVANT DATA AND INFORMATION

There are no other items relevant to the present report that have not been included in this report.

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17.	INTERPRETATION AND CONCLUSIONS

Peter Megaw and MAG Silver are due full credit for the initial discovery of the Juanicipio vein that led to the discovery of the Valdecañas Vein by Minera Juanicipio operated by Peñoles in 2005. These discoveries represent an important extension and addition to the resources of the Fresnillo District. Given the experience with the other major veins in the area, which were being mined in 2010 at an annual rate of 2.7 million tonnes of ore, there can be little doubt that the Valdecañas vein will become an important silver producer within the district. This is one of the few fortunate cases in the mining industry where the economic merits of a resource estimate (5.7 million tonnes with an excellent silver grade of 700 grams per tonne), even if based on relatively widely-spaced drilling, are self-evident. In addition to its high-grade nature, the vein has a good mining width averaging more than four metres, generally good ground conditions, and the metallurgical and operating-cost parameters are well known given the work that has been done in the past (Robertson et al., 2009) and the general experience in the district.

The participation of Fresnillo as the operating partner of the joint venture provides the local and technical knowledge that can propel the project to production faster than would otherwise be the case. The Jarillas shaft (currently being developed) and a new 3000-tpd flotation plant located only one kilometre to the southeast of the property line provide an immediate infrastructure advantage that few new projects have (Figure 42).

We understand that one of the next phases of activity on the Minera Juanicipio project is the use of the Strathcona block model for a pre-feasibility study.  As became evident from observations during our site visit, and as indicated in Figure 42, the Minera Juanicipio project is located in close proximity, both on surface and through a potential underground connection, to the recently developed Fresnillo mining and processing operations at Saucito and Jarillas. The pre-feasibility study should consider the extent of any possible synergies between the neighbouring properties. Fresnillo have stated that the Jarillas shaft and current Saucito treatment plant are scheduled to be fully occupied with ore and waste from Minera Saucito and would not have capacity to handle mine production from Minera Juanicipio.

The currently-planned program of an additional few surface drill holes targeting the Valdecañas vein is reasonable and should be completed. This will better define the upper pinch-out of the vein, and provide in-fill information in a few places where the existing drill-hole coverage is less than average.

The economic merit of the small and narrow Juanicipio vein is less clear than the main Valdecañas vein, given its distance from the Valdecañas vein and the incremental capital and operating costs associated with its location. Additional drilling on this vein from surface may not add significant value to the project at this time.

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In a press release dated September 1, 2011, MAG Silver Corp. have announced the discovery of a new mineralized structure identified as the Venadas structure and located approximately mid-way between the Valdecañas and Juanicipio veins. The initial results indicate that this target warrants additional drilling.

18.	SUMMARY OF RECOMMENDATIONS

During our discussions with the Fresnillo and MAG Silver staff, and in various parts of this report we have made recommendations which are briefly assembled and repeated as follows:

•
The review of drill core during our visit has indicated the presence of Cretaceous sediments in the footwall of the Valdecañas vein which are strongly disturbed and tectonized. This unit will likely present difficult ground conditions for underground openings. These rocks should be logged as a separate unit, shown on plan and section and geotechnically assessed so that future mine planning can take these potentially difficult ground conditions into account.

•	A more suitable field blank should be found for insertion with samples from future drill programs;

•
The variety of certified standard reference materials (SRMs) should be expanded to better match the range of typical project silver assays  - one at about 100 g/t (the cut-off grade), one at 300 g/t, one at 600 g/t (the average resource grade), one at 1200 g/t and one at 2400 g/t.  The insertion frequency should be at least one in 20, and more often if required to ensure that every intersection in one of the main veins is covered. The use of the relatively coarse in-house standards without certification should be discontinued;

•
There is a potential issue with the Chemex silver assays for values above approximately 2000 g /t for which the ACME results are systematically lower. Since the only certified SRM used so far does not cover this assay range, it is impossible to decide which of the two laboratories – ALS Chemex or ACME -is biased high or low.

•	The electronic database should be upgraded to include the available multi-element data as well as the information on core recovery and RQD.

•
The currently-planned program of an additional few surface drill holes targeting the Valdecañas vein is reasonable and should be completed. This will better define the upper pinch-out of the vein, and provide in-fill information in a few places where the existing drill-hole coverage is less than average.

•	A program of surface drilling to investigate the newly-found Las Venadas Vein is ongoing and is endorsed.

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•	Additional metallurgical testwork should be conducted to optimize the flotation response of the resource mineralization using the flowsheet established for the nearby Jarillas mill;

•
The planned pre-feasibility study should investigate the extent to which the existing neighbouring mining operations of Fresnillo plc can be used to create syner`gies between those operations and a future Valdecañas mine on the Juanicipio 1 Concession.

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Strathcona Mineral Services Limited

19.	REFERENCES

Albinson F. T., 1988

Geologic reconstruction of the paleosurfaces in the Sombrerete, Colorada, and Fresnillo Districts, Zacatecas State, Mexico. Economic Geology, v. 83, pp. 1647−1667.

Brown, A., Cole, F. & Couture, J-F., 2009

Mineral Resource Evaluation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Report prepared for Minera Juanicipio S.A. de C.V. by SRK Consulting dated April 23, 2009, Available on SEDAR

Brown, A., Cole, F. & Couture, J-F., 2011

December 31, 2010 Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc. with copy to Dan MacInnis of MAG Silver Corp. by SRK Consulting dated February 8, 2011

Buchanan, L.J., 1981

Precious metal deposits associated with volcanic environments in the Southwest: Arizona Geological Society Digest, v. 14, p. 237−262.

Centeno-García, E., Guerrero-Suastegui, M.& Talavera-Mendoza, O., 2008

The Guerrero Composite Terrane of Western Mexico: Collision and Subsequent Rifting in a Supra-subduction zone. The Geological Society of America Special Paper 436, 2008, pp. 279-308

Chartier, D., Cole, F. & Couture, J-F., 2008

Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Report prepared for MAG Silver Corp. by SRK Consulting dated July 25, 2008, available on SEDAR

Couture, J-F., Brown, A. & Cole, F., 2009

Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc. with copy to Dan MacInnis of MAG Silver Corp. by SRK Consulting dated February 19, 2009

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Couture, J-F., Brown, A. & Cole, F., 2010a

December 31, 2009 Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc. with copy to Dan MacInnis of MAG Silver Corp. by SRK Consulting dated February 12, 2010

Couture, J-F., Cole, F. & Brown, A., 2010b

Audited Mineral Resource Statement for Minera Juanicipio .SA. Unpublished memorandum to David Giles of Fresnillo plc. and Dan MacInnis of MAG Silver Corp. with copy to Leopoldo Gonzalez and Sadot Gomez of Fresnillo plc. by SRK Consulting dated July 8, 2010

Fresnillo plc, 2011a

Proyecto JUANICIPIO, Veta Valdecañas. Estimación de Recursos de Mineral, Etapa VII-L.  Presentation by the technical staff of Fresnillo and dated June 2011 in pdf format at the inaugural meeting of the present resource estimation project, August 16, 2011.

Fresnillo plc, 2011b

Proyecto JUANICIPIO, Veta Juanicipio. Estimación de Recursos de Mineral, Etapa VII-L.  Presentation by the technical staff of Fresnillo on August 16 and dated June 2011 in pdf format.

Gemmell, B.J., Simmons, S. F. & Zantop, H., 1988

The Santo Niño Silver-Lead-Zinc Vein, Fresnillo District, Zacatecas, Mexico: Part I. Structure, Vein Stratigraphy, and Mineralogy. Economic Geology, v. 83, pp. 1597−1618

Leuangthong, O., Brown, A. & Cole, G., 2011

Response to Benchmark Six Inc. Memorandum on Resource Estimate for Valdecañas. Unpublished memorandum for SRK Consulting addressed to the Joint Venture Committee of  Minera Juanicipio S.A. de C.V. dated July 6, 2011

Megaw, P. K.M, 2010

Discovery of the Silver-Rich Juanicipio-Valdecañas Vein Zone, Western Fresnillo District, Zacatecas, Mexico. Society of Economic Geologists, Inc. Special Publication 15, pp. 119–132

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Robertson, J., Siepka, A., & Wells, P., 2009

Valdecañas Project – Scoping Study. NI 43-101 Technical Report. Report prepared for Minera Juanicipio S.A. de C.V. by Wardrop Engineering dated August 20, 2009, available on SEDAR

Roscoe Postle Associates Inc., 2011

Spreadsheets with draft resource estimate as of June, 2011, without report

Ross, D. A., 2011

MAG Silver Corp. Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico. Report by RPA dated January 14, 2011, available on SEDAR.

Ross, D.A, & Roscoe, W., 2009

Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico.  Report by Scott Wilson Roscoe Postle Associates Inc. dated April 8, 2009. Available on SEDAR

Ruvalcaba-Ruiz, D.C. & Thompson, T.B., 1988

Ore deposits at the Fresnillo Mine, Mexico. Economic Geology, v. 83, pp. 1583−1596.

Sawkins, F.J., 1988

Anatomy of a world-class silver system, and implications for exploration, Fresnillo District, Zacatecas, Mexico, in Jones, M.J. ed., Silver. Exploration, mining and treatment: Institution of Mining and Metallurgy,pp. 33−39.

Simmons, S. F., 1991

Hydrologic Implications of Alteration and Fluid Inclusion Studies in the Fresnillo District, Mexico:  Evidence for a Brine Reservoir and a Descending Water Table during the Formation of Hydrothermal Ag-Pb-Zn Orebodies. Economic Geology, v. 86, pp. 579-1601, 1991

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Simmons, S.F., Gemmell, B.J. & Sawkins, F. J., 1988

The Santo Niño Silver-Lead-Zinc Vein, Fresnillo District, Zacatecas, Mexico: Part II. Physical and Chemical Nature of Ore-Forming Solutions. Economic Geology, v. 83, pp. 1597−1618

Srivastava, M., 2011

Resource Estimate for Valdecañas. Unpublished memorandum for Benchmark Six Inc. addressed to Michael Petrina of MAG Silver Corp. dated June 3, 2011

Velador, J. M., Heizler, M. T. & Campbell, A. R., 2010

Timing of Magmatic Activity and Mineralization and Evidence of a Long-Lived Hydrothermal  System in the Fresnillo Silver District, Mexico: Constraints from 40Ar/39Ar Geochronology. Economic Geology, v.105, pp. 1335–1349, 2010

Velador. J. M., 2010

Timing and Origin of Intermediate Sulfidation Epithermal Veins and Geochemical Zoning in the Fresnillo District, Mexico: Constrained by 40Ar/39Ar Geochronology, Fluid Inclusions, Gas Analysis, Stable Isotopes, and Metal Ratios. Doctoral Thesis, New Mexico Institute of Mining and Technology Department of Earth and Environmental Sciences, May 2010

Wetherup, S., 2006

Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Report by Caracle Creek International Consulting Inc. dated July 5, 2006, available on SEDAR.

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20.	DATE AND SIGNATURE PAGE

This report entitled Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico dated November 11, 2011 has been prepared for Minera Juanicipio, S.A. de C.V. by Henrik Thalenhorst, P. Geo., who is a qualified person as defined by NI 43-101.

Signed, sealed and submitted on November 11, 2011.

"Henrik Thalenhorst"

Henrik Thalenhorst, P. Geo.

November 11, 2011

21.	CERTIFICATE OF HENRIK THALENHORST

I, Henrik Thalenhorst, P. Geo., do hereby certify that:

1.
I am a Vice President and Senior Geologist with Strathcona Mineral Services Limited in its Toronto, Ontario office with a business address of 12th Floor, 20 Toronto Street, Toronto, Ontario Canada M5C 2B8.

2.
I am the author of a technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”  dated November 11, 2011 prepared by Strathcona Mineral Services Limited (the “Technical Report”).

3.	I graduated from the University of Munich, Germany with a Ph.D. in Economic Geology in 1968.

4.	I have practised my profession as a geologist continuously since graduation in 1968 and with Strathcona Mineral Services Limited since January 1986.

5.	I am a member, in good standing, of the Association of Professional Geoscientists in the province of Ontario.

6.	I personally visited and inspected the Juanicipio property on August 17 to 23, 2011 for a duration of 6 days. I have had no prior involvement with the Juanicipio property.

7.
I have read the definition of “qualified person” set out in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person”.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I am independent of Fresnillo plc and MAG Silver Corp, applying all of the tests in Section 1.5 of NI 43-101.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files, on their websites accessible by the public.

Dated this 11th day of November 2011 in Toronto, Ontario, Canada.

"Henrik Thalenhorst"

Henrik Thalenhorst, P. Geo.

November 11, 2011

Strathcona Mineral Services Limited

APPENDIX

JUANICIPIO MINERAL RESOURCES BY CUT-OFF GRADE –

DATA AVAILABLE JUNE 2011

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Mineral Resources of the Valdecañas Vein by Cut-Off Grade

	Cut-Off Grade (Ag – g/t)	Tonnes (‘000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
INDICATED	0	6,023	663	1.87	2.06	4.02
	10	6,000	666	1.88	2.07	4.03
	50	5,911	675	1.89	2.10	4.09
	100	5,662	702	1.90	2.15	4.17
	150	5,199	753	1.92	2.20	4.24
	200	4,910	787	1.96	2.23	4.30
	250	4,712	811	1.99	2.26	4.35
	300	4,501	836	2.02	2.31	4.42
INFERRED	0	3,964	267	1.70	1.40	2.63
	10	3,964	267	1.70	1.40	2.63
	50	3,536	296	1.81	1.53	2.86
	100	2,008	459	1.99	1.60	3.10
	150	1,486	577	2.02	1.56	3.00
	200	1,302	634	2.05	1.51	2.92
	250	1,198	670	2.08	1.43	2.84
	300	1,069	717	2.05	1.47	2.97

Mineral Resources of the Desprendido Vein by Cut-Off Grade

	Cut-Off Grade (Ag – g/t)	Tonnes (‘000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
INFERRED	0	4,062	244	0.57	0.90	1.61
	10	2,654	372	0.86	1.37	2.44
	50	2,121	460	0.91	1.67	2.96
	100	1,761	540	0.91	1.83	3.18
	150	1,627	574	0.93	1.89	3.27
	200	1,394	640	0.94	1.96	3.44
	250	1,077	761	0.72	2.01	3.41
	300	956	823	0.66	2.08	3.45

November 11, 2011

Strathcona Mineral Services Limited

Mineral Resources of the Juanicipio Vein by Cut-Off Grade

	Cut-Off Grade (Ag – g/t)	Tonnes (‘000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
INFERRED	0	562	574	0.70	0.86	1.64
	10	559	577	0.70	0.87	1.65
	50	505	636	0.77	0.90	1.75
	100	503	638	0.77	0.90	1.75
	150	425	736	0.78	1.02	1.87
	200	311	939	0.87	1.10	2.12
	250	308	947	0.87	1.11	2.13
	300	304	955	0.88	1.11	2.15

November 11, 2011